UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2014

Commission File Number: 001-35866

KNOT OFFSHORE PARTNERS LP

(Translation of registrant’s name into English)

2 Queen’s Cross,

Aberdeen, Aberdeenshire

AB15 4YB

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

KNOT OFFSHORE PARTNERS LP

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2014

Page

Unaudited Condensed Consolidated and Combined Carve-Out Statements of Operations for the Three and Nine Months Ended September 30, 2014 and 2013	3
Unaudited Condensed Consolidated and Combined Carve-Out Statements of Comprehensive Income for the Three and Nine Months Ended September 30, 2014 and 2013	4
Unaudited Condensed Consolidated and Combined Carve-Out Balance Sheets as of September 30, 2014 and December 31, 2013	5
Unaudited Condensed Consolidated and Combined Carve-Out Statements of Changes in Partners’ Capital/Owner’s Equity for the Nine Months Ended September 30, 2014 and 2013	6
Unaudited Condensed Consolidated and Combined Carve-Out Statements of Cash Flows for the Nine Months Ended September 30, 2014 and 2013	8
Notes to Unaudited Condensed Consolidated and Combined Carve-Out Financial Statements	9

Management’s Discussion and Analysis of Financial Condition and Results of Operations	30

Forward-Looking Statements	43

Exhibits	45

Signatures	46

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-195976) ORIGINALLY FILED WITH THE SEC ON MAY 15, 2014.

KNOT OFFSHORE PARTNERS LP

Unaudited Condensed Consolidated and Combined Carve-Out Statements of Operations

For the Three and Nine Months Ended September 30, 2014 and 2013

(In US $ thousands, except per unit amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Time charter and bareboat revenues	34,247	20,454	78,129	50,934
Loss of hire insurance recoveries	—	—	—	250
Other income	18	—	29	—
Total revenues (note 4, 5 and 10)	34,265	20,454	78,158	51,184
Operating expenses: (note 10)
Vessel operating expenses	7,601	3,830	16,522	9,861
Depreciation and amortization	10,201	6,304	23,763	16,984
General and administrative expenses	987	960	3,491	4,359

Total operating expenses	18,789	11,094	43,776	31,204

Operating income	15,476	9,360	34,382	19,980

Finance income (expense) (note 10):
Interest income	0	16	4	25
Interest expense	(4,014)	(2,653)	(10,583)	(7,941)
Other finance expense	(96)	(150)	(1,231)	(1,798)
Realized and unrealized gain (loss) on derivative instruments (note 6)	1,128	(252)	(1,168)	(339)
Net gain (loss) on foreign currency transactions	68	31	80	173

Total finance expense	(2,914)	(3,008)	(12,898)	(9,880)

Income before income taxes	12,562	6,532	21,484	10,100
Income tax benefit (expense) (note 9)	1	5	—	(2,938)

Net income	12,563	6,357	21,484	7,162

General Partner’s interest in net income	246	127	424	143
Limited Partner’s interest in net income	12,317	6,230	21,060	7,019

Earnings per unit (note 12)*:
Common unit (basic and diluted)	$0.544	$0.363	$1.156	$0.611
Subordinated unit (basic and diluted)	$0.570	$0.364	$1.064	$0.613
General Partner unit (basic and diluted)	$0.542	$0.363	$1.099	$0.611
Cash distributions declared per unit	$0.490	$0.435	$1.360	$0.752

*	Earnings per unit information for the nine months ended September 30, 2013 is in respect of the period from the date of the Partnership’s IPO (April 15, 2013) to September 30, 2013.

The accompanying notes are an integral part of the unaudited condensed consolidated and combined carve-out interim financial statements.

KNOT OFFSHORE PARTNERS LP

Unaudited Condensed Consolidated and Combined Carve-Out Statements of Comprehensive Income

For the Three and Nine Months Ended September 30, 2014 and 2013

(In US $ thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Net income	12,563	6,357	21,484	7,162
Other comprehensive income, net of tax	—	—	—	—

Comprehensive income	12,563	6,357	21,484	7,162

The accompanying notes are an integral part of the unaudited condensed consolidated and combined carve-out interim financial statements.

KNOT OFFSHORE PARTNERS LP

Unaudited Condensed Consolidated and Combined Carve-Out Balance Sheets

As of September 30, 2014 and December 31, 2013

(In US $ thousands)

	September 30, 2014	December 31, 2013
Assets
Current assets:
Cash and cash equivalents (note 7)	44,439	28,836
Restricted cash (note 7)	—	458
Trade accounts receivable, less allowance for doubtful accounts of $0 in September 30, 2014 and $0 in December 31, 2013	1,710	—
Amounts due from related parties (note 10)	16	77
Inventories	942	578
Derivative assets (note 6 and 7)	—	248
Other current assets	4,241	1,814

Total current assets	51,348	32,011

Long-term assets:
Vessels and equipment:
Vessels	1,027,861	692,926
Less accumulated depreciation and amortization	(98,904)	(75,141)

Net property, plant, and equipment	928,957	617,785

Goodwill	6,217	5,750
Deferred debt issuance cost	3,069	2,010
Derivative assets (note 6 and 7)	4,852	2,617

Total assets	994,443	660,173

Liabilities and Partners’ Capital/Owner’s Equity
Current liabilities:
Trade accounts payable	1,115	1,107
Accrued expenses	3,307	2,642
Current installments of long-term debt (note 7 and 8)	39,018	29,269
Derivative liabilities (note 6 and 7)	4,155	2,124
Income taxes payable (note 9)	178	743
Contract liabilities	1,518	1,518
Prepaid charter and deferred revenue	3,978	4,471
Amounts due to related parties (note 10)	753	163

Total current liabilities	54,022	42,037

Long-term liabilities:
Long-term debt, excluding current installments (note 7 and 8)	497,176	310,359
Derivative liabilities (note 6 and 7)	—	—
Contract liabilities	11,655	12,793
Deferred tax liabilities (note 9)	2,023	2,141
Long term debt from related parties	—	10,349
Other long-term liabilities	4,649	567

Total liabilities	569,525	378,246

Commitments and contingencies (note 11)
Equity:
Partners’ capital:
Common unitholders	310,902	168,773
Subordinated unitholders	105,763	107,857
General partner interest	8,253	5,297

Total Partners’ capital	424,918	281,927

Total liabilities and equity	994,443	660,173

The accompanying notes are an integral part of the unaudited condensed consolidated and combined carve-out interim financial statements.

KNOT OFFSHORE PARTNERS LP

Unaudited Condensed Consolidated and Combined Carve-Out Statements of Changes in Partners’ Capital /

Owner’s Equity for the Nine Months Ended September 30, 2014 and 2013

(In US $ thousands)

		Partners’ Capital
	Owner’s Invested Equity	Common Units	Subordinated Units	General Partner	Accumulated Other Comprehensive Income (Loss)	Total Partners’ Capital/ Owner’s Equity
Combined carve-out balance at December 31, 2012	97,194	—	—	—	—	97,194
Combined carve-out net loss (Jan 1 to April 15, 2013)	(3,538)	—	—	—	—	(3,538)
Combined carve-out other comprehensive income (loss)	—	—	—	—	—	—
Movement in invested equity	10,882	—	—	—	—	10,882
Combined carve-out balance at April 15, 2013	104,538	—	—	—	—	104,538
Elimination of equity not transferred to the Partnership (Note 2)	27,792	—	—	—	—	27,792
Allocation of Partnership capital to unitholders	(132,330)	—	127,141	5,189	—	—
Proceeds from initial public offering (8,567,500 common units, including 1,117,500 common units pursuant to the exercise in full of the underwriters’ option to purchase additional common units), net of underwriters’ discount of $11,605 (Note 3)	—	168,313	—	—	—	168,313
Cash distribution to KNOT	—	—	(21,954)	—	—	(21,954)
Offering cost (Note 3)	—	(2,201)	—	—	—	(2,201)
Post initial public offering net income	—	5,238	5,248	214	—	10,700
Other comprehensive income	—	—	—	—	—	—
Cash distributions		(2,718)	(2,718)	(111)		(5,547)
Consolidated balance at September 30, 2013	—	168,632	107,717	5,292	—	281,641

		Partners’ Capital
	Owner’s Invested Equity	Common Units	Subordinated Units	General Partner	Accumulated Other Comprehensive Income (Loss)	Total Partners’ Capital/ Owner’s Equity
Consolidated balance at December 31, 2013	—	168,773	107,857	5,297	—	281,927
Net income	—	11,941	9,119	424	—	21,484
Cash distributions (1)	—	(13,460)	(11,213)	(503)	—	(25,176)
Proceeds from public offering (5,240,000 common units including 640,000 common units pursuant to the exercise of the underwriters’ option to purchase additional common units), net of underwriters’ discount of $ 4,991 (Note 14)	—	143,983	—	3,040	—	147,023
Offering cost (Note 14)	—	(335)	—	(5)	—	(340)
Other comprehensive income	—	—	—	—	—	—
Consolidated balance at September 30, 2014	—	310,902	105,763	8,253	—	424,918

The accompanying notes are an integral part of the unaudited condensed consolidated and combined carve-out interim financial statements.

(1)	This includes cash distributions to holders of the incentive distribution rights (“IDRs”) for the nine months ended September 30, 2014.

KNOT OFFSHORE PARTNERS LP

Unaudited Condensed Consolidated and Combined Carve-Out Statements of Cash Flows

For the Nine Months Ended September 30, 2014 and 2013

(In US $ thousands)

	Nine Months Ended September 30,
	2014	2013
Cash flows provided by operating activities:
Net income (loss)	21,484	7,162
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	23,763	16,984
Amortization of contract intangibles / liabilities	(1,138)	(1,139)
Amortization of deferred debt issuance cost	2,003	1,454
Income tax expense	0	187
Income taxes paid	(562)	—
Unrealized loss (gain) on derivative instruments	(304)	(777)
Unrealized loss (gain) on foreign currency transactions	(40)	23
Other items	(689)	(320)
Changes in operating assets and liabilities (1):
Decrease (increase) in trade accounts receivable	(1,710)	99
Decrease (increase) in inventories	31	95
Decrease (increase) in other current assets	(378)	2,001
Decrease (increase) in amounts due from related parties	65	(145)
Increase (decrease) in trade accounts payable	(382)	893
Increase (decrease) in payable to related parties	(1,748)	—
Increase (decrease) in accrued expenses	(695)	2,376
Increase (decrease) prepaid revenue	(1,980)	(1,998)
Increase (decrease) in other liabilities	—	26

Net cash provided by operating activities	37,720	26,921

Cash flows from investing activities:
Additions to vessel and equipment	65	229
Acquisition of Hilda Knutsen and Torill Knutsen (net of cash acquired) (2)	(105,296)	—
Acquisition of Carmen Knutsen (net of cash acquired)	—	(55,683)

Net cash used in investing activities	(105,231)	(55,454)

Cash flows from financing activities:
Proceeds from long-term debt	240,000	45,422
Proceeds from long-term debt from related parties	—	10,452
Repayment of long-term debt	(265,246)	(135,860)
Repayment of long-term debt from related parties	(10,612)	—
Accumulated interests to related parties	263	—
Payments of debt issuance cost	(3,173)	(1,001)
Payables to related parties	0	(12,034)
Contributions from / distribution to owner, net	—	11,623
Proceeds from initial public offering, net of underwriters’ discount	147,023	168,313
Cash distribution to KNOT	—	(21,954)
Offering cost	(340)	(2,201)
Cash distribution	(25,176)	(5,547)
Change in restricted cash	458	(1,461)

Net cash provided by (used in) financing activities	83,197	55,752

Effect of exchange rate changes on cash	(83)	(23)

Net increase (decrease) in cash and cash equivalents	15,603	27,196
Cash and cash equivalents at beginning of period	28,836	1,287

Cash and cash equivalents at end of period	44,439	28,483

(1)	Net of effects from purchase of the Hilda Knutsen and the Torill Knutsen
(2)	(In addition to the cash consideration paid for the acquisition, there were other purchase price adjustments of $987 (see Note 13 – Business Acquisitions)

The accompanying notes are an integral part of the unaudited condensed consolidated and combined carve-out interim financial statements.

KNOT OFFSHORE PARTNERS LP

NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT

FINANCIAL STATEMENTS

(In US $ thousands, unless otherwise indicated)

1) Description of Business

KNOT Offshore Partners LP (the “Partnership”) was formed as a limited partnership under the laws of the Republic of the Marshall Islands and is 40% owned by Knutsen NYK Offshore Tankers AS (“KNOT”). The Partnership was formed for the purpose of acquiring 100% ownership interests in four shuttle tankers in connection with the Partnership’s initial public offering of its common units (the “IPO”), which was completed on April 15, 2013.

The Partnership was established prior to the closing of the IPO. In connection with the consummation of the IPO, through KNOT Offshore Partners UK LLC (“KNOT UK”), a 100% owned limited liability company formed under the laws of the Marshall Islands, the Partnership acquired a 100% ownership interest in KNOT Shuttle Tankers AS, a wholly owned subsidiary of KNOT, which as of February 27, 2013 directly or indirectly owned (1) 100% of Knutsen Shuttle Tankers XII KS, the owner of the Recife Knutsen and the Fortaleza Knutsen , (2) 100% of Knutsen Shuttle Tankers XII AS, the general partner of Knutsen Shuttle Tankers XII KS, and (3) the Windsor Knutsen and the Bodil Knutsen and all of their related charters, inventory and long-term debt. In establishing the new KNOT Shuttle Tankers AS structure, KNOT formed three new Norwegian subsidiaries, which acquired 90% of Knutsen Shuttle Tankers XII KS, 100% of the Windsor Knutsen and 100% of the Bodil Knutsen , respectively.

In connection with the consummation of the IPO, (1) the Partnership issued to KNOT 8,567,500 subordinated units, representing a 49.0% limited partner interest in the Partnership, and 100% of the incentive distribution rights (“IDRs”); (2) KNOT Offshore Partners GP LLC, a wholly owned subsidiary of KNOT and the general partner of the Partnership (the “General Partner”), continued its 2.0% general partner interest in the Partnership; and (3) the Partnership issued and sold to the public, through the underwriters, 8,567,500 common units (including 1,117,500 common units sold pursuant to the full exercise of the underwriters’ option to purchase additional units), representing a 49.0% limited partner interest in the Partnership. The Partnership received gross proceeds before underwriting discounts, the structuring fee and estimated offering expenses of approximately $179.9 million in connection with the IPO, all as further described in Note 3—Formation Transactions and Initial Public Offering.

For periods prior to April 15, 2013 (the closing of the IPO), the Partnership and its subsidiaries that had interests in the Windsor Knutsen, the Bodil Knutsen, the Recife Knutsen and the Fortaleza Knutsen are collectively referred to as the “Combined Entity.” The transfers and contributions of the subsidiaries holding interests in the Windsor Knutsen, the Bodil Knutsen, the Recife Knutsen and the Fortaleza Knutsen from KNOT to the Partnership in connection with the IPO were deemed to be a reorganization of entities under common control. As a reorganization of entities under common control, the transfer of the subsidiaries and other net assets has been recorded at KNOT’s historical book value.

Pursuant to the Partnership’s First Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”), the General Partner has irrevocably delegated to the Partnership’s board of directors the power to oversee and direct the operations of, manage and determine the strategies and policies of the Partnership. During the period from the IPO until the time of the Partnership’s first annual meeting of unitholders (“AGM”) on June 25, 2013, the General Partner retained the sole power to appoint, remove and replace all members of the Partnership’s board of directors. At the first AGM, four of the seven board members became electable by the common unitholders and accordingly, from this date, KNOT, as the owner of the General Partner, no longer retained the power to control the Partnership’s board of directors and hence the Partnership. As a result, the Partnership is no longer considered to be under common control with KNOT, and, as a consequence, the Partnership no longer accounts for any vessel acquisitions from KNOT after June 25, 2013 as a transfer of equity interests between entities under common control.

On August 1, 2013, the Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers AS, acquired Knutsen Shuttle Tankers 13 AS, the company that owns the Carmen Knutsen, from KNOT. The acquisition of the Carmen Knutsen was accounted for as an acquisition of a business. Accordingly, the results of the Carmen Knutsen are consolidated into the Partnership’s results from the date of its acquisition. There has been no retroactive restatement of the Partnership’s financial statements to reflect the historical results of the Carmen Knutsen prior to its acquisition.

On June 27, 2014, the Partnership’s issued and sold 4,600,000 common units in an underwritten public offering (the “June 2014 Offering”). In connection with the June 2014 Offering, the Partnership also granted the underwriter the option to purchase an additional 690,000 common units. In connection with the partial exercises (the “Option Exercises”) by the underwriters of their option to purchase additional common units, on July 14, 2014 and July 24, 2014, the Partnership issued and sold 150,000 common units and 490,000 common units, respectively, and the General Partner made additional capital contributions to the Partnership in order to maintain its 2% general partner interest in the Partnership.

The net proceeds from the June 2014 Offering and the Option Exercises (an aggregate of $143.7 million) and related capital contributions by the General Partner (an aggregate of $3.0 million) were used to fund the purchase price of the acquisitions of the companies that own the Hilda Knutsen and the Torill Knutsen from Knutsen NYK Offshore Tankers AS and for general partnership purposes.

On June 30, 2014, the Partnership’s wholly owned subsidiary, KNOT Shuttle Tanker AS, acquired Knutsen Shuttle Tankers 14 AS and Knutsen Shuttle Tankers 15 AS, the companies that own the Hilda Knutsen and the Torill Knutsen , respectively, from KNOT. The acquisitions of the Hilda Knutsen and the Torill Knutsen were accounted for as an acquisition of businesses. Accordingly, the results of operations of the Hilda Knutsen and the Torill Knutsen are consolidated into the Partnership’s results as of the date of their acquisitions (Note 13 – Business Acquisitions).

Each of the Windsor Knutsen , the Bodil Knutsen , the Recife Knutsen , the Fortaleza Knutsen , the Carmen Knutsen, the Hilda Knutsen, and the Torill Knutsen are referred to as a “Vessel” and, collectively, as the “Vessels.” As of September 30, 2014, the Partnership operates a fleet of seven vessels. The Vessels operate under fixed long-term charter contracts to charterers, except for the Windsor Knutsen. In April 2014, the Partnership was notified that BG Group would not exercise its option to extend the Windsor Knutsen time charter after the expiration of its initial term. In July 2014, the vessel was re-delivered. In June 2014, the Partnership entered into a new two-year time charter contract with BG Group for the Windsor Knutsen that will commence in October 2015 and has three one-year extension options. Prior to the commencement of its time charter with BG Group, the Windsor Knutsen will be employed under a time-charter with KNOT. The time charter for the Bodil Knutsen expires in 2016 and contains customer options for extension through 2019. The Recife Knutsen and the Fortaleza Knutsen are under bareboat charter contracts that expire in 2023. The time charter for the Carmen Knutsen expires in 2018 and contains customer options for extension through 2021. The time charters for the Hilda Knutsen and the Torill Knutsen each expire in 2018 and contain a customer option for extension through 2023.

2) Summary of Significant Accounting Policies

(a) Basis of Preparation

The accompanying unaudited condensed consolidated and combined carve-out financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) for interim financial information. All intercompany balances and transactions are eliminated. The unaudited condensed consolidated and combined carve-out financial statements do not include all the disclosures and information required for a complete set of annual financial statements; and, therefore, these unaudited condensed consolidated and combined carve-out financial statements should be read in conjunction with the audited consolidated and combined carve-out financial statements for the year ended December 31, 2013, which are included in the Partnership’s Annual Report on Form 20-F for the year ended December 31, 2013 (the “20-F”).

As of April 16, 2013, the financial statements of the Partnership as a separate legal entity are presented on a consolidated basis. Prior to April 16, 2013, the results of operations, cash flow and balance sheet have been carved out of the consolidated financial statements of KNOT and therefore are presented on a combined carve-out basis. The Combined Entity’s historical combined financial statements include assets, liabilities, revenues, expenses and cash flows directly attributable to the Partnership’s interests in the Vessels. Accordingly, the historical condensed consolidated and combined carve-out interim financial statements prior to April 16, 2013 reflect allocations of certain expenses, including that of general and administrative expenses, mark-to-market valuations of interest rate swap derivatives, interest expense on related party payables, and net gain (loss) on foreign currency transactions. The basis for the allocations is described in Note 2 of the audited consolidated and combined carve-out financial statements for the year ended December 31, 2013, included in the Partnership’s 20-F. These allocated costs have been accounted for as equity contribution in the condensed consolidated and combined carve-out balance sheets.

Included in the Combined Entity’s equity prior to April 16, 2013, are amounts (net liabilities of $27.8 million) relating to certain assets and liabilities that were carved out as they were readily separable and identifiable within the books of KNOT. However, these amounts have been retained by KNOT and have not been transferred to the Partnership and therefore have been eliminated from the Partnership’s opening equity as of April 16, 2013. Details of the net liabilities eliminated are as follows:

(US $ in thousands)
Balance Sheet captions:
Other current assets	89
Other non-current assets	—
Other current liabilities (*)	(6,321)
Other long-term liabilities (*)	(21,560)

Net Liabilities	(27,792)

(*)	The majority of the assets and liabilities not transferred to the Partnership are related to interest swap derivatives (note 6) and insurance proceeds in accordance with Contribution and Sale Agreement as of April 15, 2013 (Note 5 – Insurance Proceeds).

Management believes that the allocations included in these unaudited condensed consolidated and combined carve-out financial statements are reasonable to present the financial position, results of operations and cash flows of the Partnership on a stand-alone basis. In the opinion of management these condensed consolidated and combined carve-out interim financial statements reflect all adjustments, of a normal recurring nature, necessary to present fairly in all material respects, the Partnership’s consolidated and combined carve-out interim financial statements for the three and nine months ended September 30, 2014. However, the financial position, results of operations and cash flows of the Combined Entity as presented may differ from those that would have been achieved had the Partnership operated autonomously for all years presented as the Partnership would have had additional general and administrative expenses, including legal, accounting, treasury and regulatory compliance and other costs normally incurred by a stand-alone listed publicly traded entity. Accordingly, the comparative historical consolidated and combined interim financial statements do not purport to be indicative of the future financial position, results of operations or cash flows of the Partnership.

Under the Partnership’s Partnership Agreement, the General Partner has irrevocably delegated to the Partnership’s board of directors the power to oversee and direct the operations of, manage and determine the strategies and policies of the Partnership. During the period from the IPO in April 2013 until the time of the Partnership’s first AGM on June 25, 2013, the General Partner retained the sole power to appoint, remove and replace all members of the Partnership’s board of directors. From the first AGM, four of the seven board members became electable by the common unitholders and accordingly, from this date, KNOT, as the owner of the General Partner, no longer retains the power to control the Partnership’s board of directors and, hence, the Partnership. As a result, the Partnership is no longer considered to be under common control with KNOT and as a consequence, the Partnership will not account for any vessel acquisitions from KNOT after June 25, 2013 as a transfer of equity interests between entities under common control.

(b) Significant accounting policies

The accounting policies adopted in the preparation of the unaudited condensed consolidated and combined carve-out interim financial statements are consistent with those followed in the preparation of the Partnership’s audited consolidated and combined carve-out financial statements for the year ended December 31, 2013, as contained in the Partnership’s 20-F.

(c) Accounting pronouncement not yet adopted

In May 2014, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers, (or ASU 2014-09). ASU 2014-09 will require an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires an entity to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue when each performance obligation is satisfied. ASU 2014-09 is effective for interim and annual periods beginning after December 15, 2016 and shall be applied retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. Early adoption is not permitted. The Partnership is evaluating the effect of adopting this new accounting guidance.

3) Formation Transactions and Initial Public Offering

During April 2013, the following transactions in connection with the transfer of the interests in KNOT Shuttle Tankers AS and the subsequent IPO occurred:

Capital Contribution

(i)	KNOT contributed to the Partnership’s subsidiary, KNOT Offshore Partners UK LLC, its 100% interest in KNOT Shuttle Tankers AS, which directly or indirectly owned (1) Knutsen Shuttle Tankers XII KS, the owner of the M/T Recife Knutsen and the M/T Fortaleza Knutsen , (2) Knutsen Shuttle Tankers XII AS, the general partner of Knutsen Shuttle Tankers XII KS and (3) the M/T Windsor Knutsen and the M/T Bodil Knutsen and all of their related charter contracts, inventory and long-term debt. This has been accounted for as a capital contribution by KNOT to the Partnership. However, for the purpose of the historical combined carved-out financial statements, the net assets of the Vessels are included in the carve-out balance sheet as of December 31, 2012;

Recapitalization of the Partnership

(ii)	The Partnership issued to KNOT 8,567,500 subordinated units, representing a 49.0% limited partner interest in the Partnership, and 100% of the IDRs, which will entitle KNOT to increasing percentages of the cash the Partnership distributes in excess of $0.43125 per unit per quarter;

(iii)	The Partnership issued 349,694 general partner units to the General Partner, KNOT Offshore Partners GP LLC, a wholly owned subsidiary of KNOT, representing a 2.0% general partner interest in the Partnership.

Initial Public Offering

(iv)	In connection with the IPO, the Partnership issued and sold through the underwriters, 8,567,500 common units (including 1,117,500 common units pursuant to the exercise in full of the underwriters’ option to purchase additional common units), representing a 49.0% limited partner interest in the Partnership. The price per common unit in the IPO was $21.00. The Partnership received gross proceeds of approximately $179.9 million in connection with the IPO. Expenses relating to the IPO, including, among other things, incremental costs directly attributable to the IPO, were deferred and charged against the gross proceeds of the IPO, whereas other costs have been expensed as incurred. The net proceeds of the IPO (approximately $160.7 million, after deducting underwriting discounts and commissions and structuring fees and offering expenses payable by the Partnership) have been used by the Partnership to make a cash distribution to KNOT of approximately $21.95 million (which equals net proceeds from the underwriters’ option exercised in full after deducting the underwriting discounts and commissions), to repay approximately $118.9 million of outstanding debt and pre-fund approximately $3.0 million of the Partnership’s one-time entrance tax into the Norwegian tonnage tax regime. The reminder of the net proceeds was made available for general partnership purposes.

Agreements

In connection with the IPO, at or prior to the closing of the IPO, the Partnership entered into several agreements including:

•	An Administrative Services Agreement with KNOT Offshore Partners UK LLC, or KNOT UK, pursuant to which:

•	KNOT UK agreed to provide to the Partnership administrative services; and

•	KNOT UK is permitted to subcontract certain of the administrative services provided under the administrative services agreement to Knutsen OAS (UK) Ltd (or KOAS UK) and Knutsen OAS Shipping AS (or KOAS), both wholly owned subsidiaries of TS Shipping Invest AS (“TSSI”);

•	Amended Technical Management Agreements with KNOT Management AS, a wholly owned subsidiary of KNOT, that govern the crew, technical management of the vessels in the fleet;

•	Contribution and Sale Agreement with KNOT. See Note 2 (a) – Summary of Significant Accounting Policies: Basis of Preparation

•	Amendments to certain of the Partnership’s existing vessel financing agreements to permit the transactions pursuant to which the Partnership acquired its initial fleet and to include a $20.0 million revolving credit facility;

•	An Omnibus Agreement with KNOT, the General Partner and the other parties thereto (the “Omnibus Agreement”) governing, among other things:

•	To what extent the Partnership and KNOT may compete with each other;

•	The Partnership’s option to purchase (i) the Carmen Knutsen within 24 months after the closing of the IPO and (ii) any of Hilda Knutsen, Torill Knutsen, Ingrid Knutsen, and Raquel Knutsen from KNOT within 24 months after KNOT notifies the Partnership’s Board of Directors of their respective acceptances by their charterers upon reaching an agreement with KNOT regarding the respective purchase prices;

•	Certain rights of first offer on shuttle tankers operating under charters of five or more years;

•	The provision of certain indemnities to the Partnership by KNOT; and

•	KNOT’s guarantee of the payment of the hire rate under the existing Bodil Knutsen and Windsor Knutsen charters for a period of five years following the closing date of the IPO.

4) Segment Information

The Partnership has not presented segment information as it considers its operations to occur in one reportable segment, the shuttle tanker market. During the three and nine months ended September 30, 2014 the Partnership’s fleet of seven vessels operated under five time charters and two bareboat charters. During the three and nine months ended September 30, 2013 the Partnership’s fleet of five vessels operated under three time charters and two bareboat charters. In both periods, pursuant to the time charters and bareboat charters, the charterer, not the Partnership, controls the choice of which trading areas the Partnership’s vessel will serve. Accordingly the Partnership’s management, including the chief operating decision makers, does not evaluate performance according to geographical region.

The following table presents revenues and percentage of consolidated and combined revenues for customers that accounted for more than 10% of the Partnership’s consolidated and combined revenues during the three and nine months ended September 30, 2014 and 2013. All of these customers are subsidiaries of major international oil companies, except KNOT which is chartering the Windsor Knutsen until she is delivered to BG Group in fourth quarter of 2015.

	Three Months Ended September 30,				Nine Months Ended September 30,
(U.S. Dollars in thousands)	2014		2013		2014		2013
Brazil Shipping I Limited, a subsidiary of BG Group Plc	$1,953	6%	$5,157	25%	$12,125	16%	$15,139	30%
Fronape International Company, a subsidiary of Petrobras Transporte S.A.	6,354	19%	6,354	31%	18,866	24%	16,506	32%
Statoil ASA	5,367	16%	5,544	27%	16,480	21%	15,890	31%
Repsol Sinopec Brasil, S.A., a subsidiary of Repsol Sinopec Brasil, B.V.	5,126	15%	3,399	17%	15,211	19%	3,399	7%
Eni Trading and Shipping S.pA	11,807	34%	—	—	11,807	15%	—	—
KNOT	3,640	10%	—	—	3,640	5%	—	—

5) Insurance Proceeds

In March 2012, the Windsor Knutsen damaged its propeller. As a result, the Vessel was off-hire from April 1, 2012 to June 24, 2012 for repairs. Under the Partnership’s loss of hire policies, its insurer will pay the Partnership the hire rate agreed in respect of each vessel for each day, in excess of 14 deductible days, for the time that the Vessel is out of service as a result of damage, for a maximum of 180 days. The Partnership received payments for loss of hire insurance of $nil during the three and nine months ended September 30, 2014, respectively. During the three and nine months ended September 30, 2013, the Partnership received payments for loss of hire insurance of $nil and $0.3 million, respectively, which was recorded as a component of total revenues since day rates are recovered under terms of the policy.

In addition, as of September 30, 2014 and April 15, 2013, the Partnership recorded $nil and $3.5 million, respectively, for the probable recoveries up to the amount of loss under hull and machinery insurance for the repairs as a result of the propeller damage to the Windsor Knutsen. This is classified under vessel operating expenses along with the cost of the repairs of $nil and $4.0 million, respectively.

In accordance with the Contribution and Sale Agreement entered into as of April 15, 2013, insurance claims were not transferred to the Partnership upon closing, and, therefore, there is no claim in the consolidated and combined carve-out balance sheet as of December 31, 2013 and in the condensed consolidated and combined carve-out balance sheet as of September 30, 2014. See Consolidated and Combined Carve-Out Statements of Changes in Partners’ Capital/Owners’ Capital and Note 2(a)—Summary of Significant Accounting Policies: Basis of Preparation.

6) Derivative Instruments

The unaudited condensed consolidated and combined carve-out financial statements include the results of interest rate swap contracts to manage the Partnership’s exposure related to changes in interest rates on its variable rate debt instruments and the results of foreign exchange forward contracts to manage its exposure related to changes in currency exchange rates on its operating expenses, mainly crew expenses, in other currency than USD and on its contract obligations. The Partnership does not apply hedge accounting for derivative instruments. The Partnership does not speculate using derivative instruments.

By using derivative financial instruments to economically hedge exposures to changes in interest rates, the Partnership exposes itself to credit risk and market risk. Derivative instruments that economically hedge exposures are used for risk management purposes, but these instruments are not designated as hedges for accounting purposes. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Partnership, which creates credit risk for the Partnership. When the fair value of a derivative contract is negative, the Partnership owes the counterparty and, therefore, the Partnership is not exposed to the counterparty’s credit risk in those circumstances. The Partnership minimizes counterparty credit risk in derivative instruments by entering into transactions with major banking and financial institutions. The derivative instruments entered into by the Partnership do not contain credit risk related contingent features.

Market risk is the adverse effect on the value of a derivative instrument that results from a change in interest rates, currency exchange rates, or commodity prices. The market risk associated with interest rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

The Partnership assesses interest rate risk by monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating economical hedging opportunities.

The Partnership has historically used variable interest rate mortgage debt to finance its vessel construction or conversions. The variable interest rate mortgage debt obligations expose the Partnership to variability in interest payments due to changes in interest rates. The Partnership believed that it was prudent to limit the variability of a portion of its interest payments. To meet this objective, the Partnership entered into London Interbank Offered Rate (“LIBOR”) based interest rate swap contracts to manage fluctuations in cash flow resulting from changes in the benchmark interest rate of LIBOR. These swaps change the variable rate cash flow exposure on the mortgage debt obligations to fixed cash flows. Under the terms of the interest rate swaps, the Partnership received LIBOR based variable interest rate payments and makes fixed interest rate payments, thereby creating the equivalent of fixed rate debt for the notional amount of its debt hedged.

All interest rate swaps entered into in conjunction with the individual vessel financings prior to the IPO, were carved out as they were readily separable and identifiable within the books of KNOT, and all these interest rate swap agreements were retained by KNOT and were not transferred to the Partnership and therefore were eliminated from the Partnership’s opening equity position as of April 16, 2013. See Unaudited Condensed Consolidated and Combined Carve-Out Statements of Changes in Partners’ Capital / Owner’s Capital and Note 2 (a) – Summary of Significant Accounting Policies: Basis of Preparation.

As of September 30, 2014, the Partnership has entered into various interest rate swap agreements effective until March, April, May, July and August, 2018, for a total notional amount of $350.0 million to hedge against the interest rate risks of its variable-rate borrowings. Under the terms of the interest rate swap agreements, the Partnership will receive from the counterparty interest on the notional amount based on three-month LIBOR and will pay to the counterparty a fixed rate. For the interest rate swap agreements above, the Partnership will pay to the counterparty a fixed rate ranging from 1.25% to 1.46%.

As of September 30, 2014 and December 31, 2013, the total notional amount of the Partnership’s outstanding interest rate swap contracts that were entered into in order to hedge outstanding or forecasted debt obligations were $350.0 million and $200.0 million, respectively. As of September 30, 2014 and December 31, 2013, the carrying amounts of the interest rate swaps contracts were net assets of $1.0 million and $0.5 million, respectively. See Note 7 – Fair Value Measurements.

Changes in the fair value of interest rate swaps are reported in realized and unrealized gain (loss) on derivative instruments in the same period in which the related interest affects earnings.

The Partnership and its subsidiaries utilize the U.S. Dollar as their functional and reporting currency, because all of their revenues and the majority of their expenditures, including the majority of their investments in vessels and their financing transactions, are denominated in U.S. Dollars. The Partnership’s Predecessor for accounting purposes (the “Predecessor”) has also from time to time contracted vessels with contractual obligations to pay the yards in currencies other than the U.S. Dollar. Payment obligations in currencies other than the U.S. Dollar, and in particular operating expenses in NOK, expose the Partnership to variability in currency exchange rates. The Partnership believes that it is prudent to limit the variability of a portion of its currency exchange exposure. To meet this objective, the Partnership from time to time has entered into foreign exchange forward contracts to manage fluctuations in cash flows resulting from changes in the exchange rates towards the U.S. Dollar. The agreements change the variable exchange rate to fixed exchange rates at agreed dates.

As of September 30, 2014 and December 31, 2013 the total contract amount in foreign currency of the Partnership’s outstanding foreign exchange forward contracts that were entered into to economically hedge outstanding future payments in currencies other than the U.S. Dollar were NOK 127.9 million and NOK 124.4 million, respectively. As of September 30, 2014, the carrying amount of the Partnership’s foreign exchange forward contracts was a liability of $0.3 million and as of December 31, 2013 the carrying amount of the Partnership’s foreign exchange forward contracts was an asset of $0.2 million, respectively. See Note 7 – Fair Value Measurements.

The following table presents the realized and unrealized gains and losses that are recognized in earnings as net gain (loss) on derivative instruments for the three and nine months ended September 30, 2014 and 2013:

	Three Months Ended September 30,		Nine Months Ended September 30,
(US $ in thousands)	2014	2013	2014	2013
Realized gain (loss)
Interest rate swap contracts	(718)	—	(1,972)	(1,116)
Foreign exchange forward contracts	—	—	500	—
Unrealized gain (loss)
Interest rate swap contracts	2,139	(252)	845	777
Foreign exchange forward contracts	(293)	—	(541)	—
Total	1,128	(252)	(1,168)	(339)

7) Fair Value Measurements

(a) Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of the Partnership’s financial instruments as of September 30, 2014 and December 31, 2013. Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

	September 30, 2014		December 31, 2013
(US $ in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:

Cash and cash equivalents	44,439	44,439	28,836	28,836

Restricted cash	—	—	458	458

Current derivative asssets:

Interest rate swap contracts	—	—	—	—
Foreign exchange forward contract	—	—	248	248
Non-current derivative asset:
Interest rate swap contracts	4,852	4,852	2,617	2,617
Financial liabilities:
Current derivative liabilities:
Interest rate swap contracts	3,862	3,862	2,124	2,124
Foreign exchange forward contract	293	293	—	—
Non-current derivative liabilities:
Interest rate swap contracts	—	—	—	—
Long-term debt, current and non-current	536,194	538,000	349,977	350,999

The carrying amounts shown in the table above are included in the unaudited condensed consolidated and combined carve-out balance sheets under the indicated captions. The carrying values of trade accounts receivable, trade accounts payable and receivables/payables to owners and affiliates approximate their fair value.

The fair values of the financial instruments shown in the above table as of September 30, 2014 and December 31, 2013 represent the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Partnership’s own judgment about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Partnership based on the best information available in the circumstances, including expected cash flows and appropriately risk-adjusted discount rates, available observable and unobservable inputs.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

•	Cash and cash equivalents and restricted cash: The fair value of the Partnership’s cash balances approximates the carrying amounts due to the current nature of the amounts.

•	Foreign exchange forward contracts: The fair value is calculated using mid-rates (excluding margins) as determined by counterparties based on available market rates as of the balance sheet date. The fair value is discounted from the value at expiration to the current value of the contracts.

•	Interest rate swap contracts: The fair value of interest-rate swaps is determined using an income approach using the following significant inputs: the term of the swap, the notional amount of the swap, discount rates interpolated based on relevant LIBOR swap curves and the rate on the fixed leg of the swap.

•	Long-term debt: With respect to long-term debt measurements, the Partnership uses market interest rates and adjusts that rate for all necessary risks, including its own credit risk. In determining an appropriate spread to reflect its credit standing, the Partnership considered interest rates currently offered to the KNOT Group for similar debt instruments of comparable maturities by KNOT’s and the Partnership’s bankers as well as other banks that regularly compete to provide financing to the Partnership.

(b) Fair Value Hierarchy

The following table presents the placement in the fair value hierarchy of assets and liabilities that are measured at fair value on a recurring basis (including items that are required to be measured at fair value or for which fair value is required to be disclosed) as of September 30, 2014 and December 31, 2013:

		Fair Value Measurements at Reporting Date Using
(US $ in thousands)	September 30, 2014	Quoted Price in Active Markets for Identical assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets:
Cash and cash equivalents	44,439	44,439	—	—
Restricted cash	—	—	—	—
Current derivative assets:
Foreign exchange forward contract	—	—	—	—
Non-current derivative assets:
Interest rate swap contracts	4,852	—	4,852	—
Financial liabilities:
Current derivative liabilities:
Interest rate swap contracts	3,862	—	3,862	—
Foreign exchange foward contracts	293	—	293	—
Non-current derivative liabilities:
Interest rate swap contracts	—	—	—	—
Long-term debt, current and non-current	538,000	—	538,000	—

		Fair Value Measurements at Reporting Date Using
(US $ in thousands)	December 31, 2013	Quoted Price in Active Markets for Identical assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets:
Cash and cash equivalents	28,836	28,836	—	—
Restricted cash	458	458	—	—
Current derivative assets:
Foreign exchange forward contract	248	—	248	—
Non-current derivative assets:
Interest rate swap contracts	2,617	—	2,617	—
Financial liabilities:
Current derivative liabilities:
Interest rate swap contracts	2,124	—	2,124	—
Foreign exchange foward contracts	—		—	—
Non-current derivative liabilities:
Interest rate swap contracts	—	—	—	—
Long-term debt, current and non-current	350,999	—	350,999	—

The Partnership’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers into or out of Level 1, Level 2 or Level 3 as of September 30, 2014 and December 31, 2013.

8) Long-term Debt

As of September 30, 2014 and December 31, 2013, the Partnership had the following debt amounts outstanding:

(US $ in thousands)	Vessel	September 30, 2014	December 31, 2013
$160 million loan facility	Fortaleza Knutsen & Recife Knutsen	122,975	132,425
$220 million loan facility	Windsor Knutsen, Bodil Knutsen, Carmen Knutsen	216,072	—
$20 million revolving credit facility	Windsor Knutsen, Bodil Knutsen, Carmen Knutsen	20,000	—
$120 million loan facility	Bodil Knutsen	—	67,615
$85 million loan facility	Windsor Knutsen	—	52,400
$93 million loan facility	Carmen Knutsen	—	87,188
$117 million loan facility	Hilda Knutsen	87,955	—
$117 million loan facility	Torill Knutsen	89,192	—
Seller’s credit		—	10,349

Total long-term debt		536,194	349,977

Less current installments		39,018	29,269
Less seller’s credit		—	10,349

Long-term debt, excluding current installment and seller’s credit		$497,176	$310,359

The total outstanding debt as of September 30, 2014 is repayable as follows:

(US $ in thousands)
2014	$9,692
2015	39,268
2016	131,543
2017	25,568
2018	160,837
2019	169,286

Total	$536,194

In June 2014, the Partnership entered into two new senior secured credit facilities in order to refinance its existing long term bank debt. The new senior secured credit facilities consist of a $20 million revolving credit facility and two term loans of $220 million and $140 million. The $220 million term loan and the $20 million revolving facility were drawn in June 2014 to repay existing debt under the $120 million loan facility, the $85 million loan facility and the $93 million loan facility secured by the Bodil Knutsen, the Windsor Knutsen and the Carmen Knutsen, respectively, and the seller credit from KNOT. The new $140 million term loan was drawn in November 2014 and replaced the $160 million loan facility secured by the Fortaleza Knutsen and the Recife Knutsen.

$240 Million Secured Loan Facility

In June 2014, the Partnership’s subsidiaries KNOT Shuttle Tankers 18 AS, KNOT Shuttle Tankers 17 AS and Knutsen Shuttle Tankers 13 AS entered into a senior secured loan facility in an aggregate amount of $240 million (the “Senior Secured Loan Facility”). The Senior Secured Loan Facility consists of (i) a $220 million term loan (the “Term Loan Facility”), and (ii) a $20 million revolving credit facility (the “Revolving Credit Facility”).

The Revolving Credit Facility terminates in June 2019, bears interest at LIBOR plus a margin of 2.125% and has a commitment fee equal to 40% of the margin of the Revolving Credit Facility calculated on the daily undrawn portion of the Revolving Credit Facility.

The Term Loan Facility is repayable in quarterly instalments over five years with a final balloon payment due at maturity in June 2019. The Term Loan Facility bears interest at LIBOR plus a margin of 2.125%.

The Senior Secured Loan Facility is guaranteed by the Partnership and KNOT Shuttle Tankers AS, and secured by vessel mortgages on (the Windsor Knutsen, the Bodil Knutsen and the Carmen Knutsen).

The Senior Secured Loan Facility contains the following financial covenants:

•	The aggregate market value of the Windsor Knutsen, Bodil Knutsen and Carmen Knutsen shall not be less than 110% of the outstanding balance under the Senior Secured Loan Facility for the first two years, 120% until the fourth year, and 125% after the fifth year;

•	Positive working capital for the borrower and the Partnership;

•	Minimum liquidity of the Partnership of $15 million plus increments of $1 million for each additional vessel acquired by the Partnership above the eighth vessel and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Senior Secured Loan Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default.

$160 Million Secured Loan Facility

The $160 million secured loan facility (the “Fortaleza and Recife Facility”), includes two tranches. Each tranche is repayable in quarterly installments over five years with final balloon payments due at maturity in March 2016 and August 2016. The Fortaleza and Recife Facility bears interest at LIBOR plus a fixed margin of 3.0%. The Fortaleza and the Recife Facility is secured by the Fortaleza Knutsen and the Recife Knutsen , and the Partnership and KNOT Shuttle Tankers AS are the sole guarantors. It also contains the following financial covenants:

•	Market value of the Fortaleza Knutsen and Recife Knutsen shall not be less than 100% of the outstanding balance under the Fortaleza and Recife Facility;

•	Positive working capital for the borrower;

•	Minimum liquidity of the Partnership of $15 million plus increments of $1 million for each additional vessel acquired by the Partnership above the eighth vessel and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Fortaleza and Recife Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default.

The Fortaleza and Recife Facility was repaid in full in November 2014 with the proceeds from the $140 million term loan facility described above.

$117 Million Hilda Loan Facility

The $117 million secured loan facility (the “Hilda Facility”) is repayable in quarterly installments over five years with a final balloon payment due at maturity in July 2018. The Hilda Facility bears interest at LIBOR plus a fixed margin of 2.5%. The Hilda Knutsen , assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Hilda Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors. The Hilda Facility contains the following financial covenants:

•	Market value of the Hilda Knutsen shall not be less than 110% of the outstanding balance under the Hilda Facility for the first 2 years, 120% until the fourth year, and 125% after the fifth year;

•	Positive working capital of the borrower and the Partnership;

•	Minimum liquidity of the Partnership of $15 million plus increments of $1 million for each additional vessel acquired by the Partnership above the eighth vessel and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Hilda Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default.

$117 Million Torill Loan Facility

The $117 million secured loan facility (the “Torill Facility”) is repayable in quarterly installments over five years with a final balloon payment due at maturity in October 2018. The Torill Facility bears interest at LIBOR plus a fixed margin of 2.5%. The Torill Knutsen , assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Torill Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors. The Torill Facility contains the following financial covenants:

•	Market value of the Torill Knutsen shall not be less than 110% of the outstanding balance under the Torill Facility for the first 2 years, 120% until the fourth year, and 125% after the fifth year;

•	Positive working capital of the borrower and the Partnership;

•	Minimum liquidity of the Partnership of $15 million plus increments of $1 million for each additional vessel acquired by the Partnership above the eighth vessel and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Torill Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default.

$120 Million Secured Loan Facility

The $120 million secured loan facility (the “Bodil Facility”) was repaid in full in June 2014 with the proceeds from the $240 Million Secured Loan Facility refinancing noted above.

$85 Million Secured Loan Facility

The $85 million secured loan facility (the “Windsor Facility”) was repaid in full in June 2014 with the proceeds from the $240 Million Secured Loan Facility refinancing noted above.

$93 Million Secured Loan Facility

The $93 million secured loan facility (the “Carmen Facility”) was repaid in full in June 2014 with the proceeds from the $240 Million Secured Loan Facility refinancing noted above.

$10.5 Million Seller’s Credit

As part of the financing of the purchase of Carmen Knutsen , KNOT provided a Seller Loan. This loan was repaid in full in June 2014, with the proceeds from the $240 Million Secured Loan Facility refinancing noted above.

The Partnership was in compliance with all loan covenants as of September 30, 2014 and December 31, 2013.

The LIBOR interest rates for the individual loans do not include the effect of the Partnership’s interest rate swaps. See Note 6 – Derivative Instruments and Note 7 – Fair Value Measurements.

9) Income Taxes

Components of Current and Deferred Tax Expense (Benefit)

After the reorganization of the Predecessor’s activities into the new group structure in February 2013, all profit from continuing operations in Norway is taxable within the Norwegian Tonnage Tax regime (“the tonnage tax regime”). The consequence of the reorganization was a one-time entrance tax into the Norwegian tonnage tax regime due to the Partnership’s acquisition of the shares in the subsidiary that owns the Fortaleza Knutsen and the Recife Knutsen. Under the tonnage tax regime, the tax is based on the tonnage of the vessel and operating income is tax free. The net financial income and expense remains taxable as ordinary income tax for entities subject to the tonnage tax regime. For the portion of activities subject to the tonnage tax regime, tonnage taxes are classified as vessel operating expenses while the current and deferred taxes arising on net financial income and expense are reflected as income tax expense in the consolidated and combined carve-out financial statements.

The total amount of the entrance tax was estimated to be approximately $3.0 million, which was recognized in the three months ended March 31, 2013. The entrance tax is payable over several years and is calculated by multiplying the tax rate of 28% by the declining balance of the gain, which will decline by 20% each year. As of December 31, 2013, the entrance tax declined to approximately $2.7 million compared to the effect on the time of the reorganization due to translation effects and tax rate changes. The tax payable in 2014 will be calculated by multiplying the tax basis by 28%. The deferred tax liabilities are calculated based on a tax rate of 27%. Approximately $0.6 million of the estimated entrance tax of $2.7 million has been paid in the second quarter of 2014, while $2.1 million is presented as non-current deferred taxes payable and revalued to $2.0 million as of September 30, 2014. Taxes payable as of September 30, 2014 consist of ordinary tonnage tax payable from continuing operations of $ 0.2 million in 2013 and an estimate $nil for the nine months ended September 30, 2014, and which result in total taxes payable of approximately $0.2 million. The changes in the current and the deferred taxes from year end 2013 are the result of currency effects and estimated tax from net financial income for the nine months ended September 30, 2014. Currency effects on taxes settled in Norwegian kroner, but not paid as of September 30, 2014, is recognized and included in net gain (loss) on foreign currency transactions in the nine months period ended September 30, 2014.

Profit and loss from continuing operations before income taxes was taxable to Norway and the significant components of current and deferred income tax expense (benefit) attributable to income from continuing operations for the nine months ended September 30, 2014 and 2013 are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
(US $ in thousands)	2014	2013	2014	2013
Income before income taxes	12,562	6,352	21,484	10,100
Income tax benefit (expense)	1	5	—	(2,938)
Effective tax rate	0%	0%	0%	29%

The tax for three months and nine months ended September 30, 2013 is calculated on a carve-out basis based on taxable income in Norwegian kroner for the ordinary taxed Predecessor’s activities prior to the IPO, and these taxes were not transferred to the Partnership. For the nine months ended September 30, 2013 approximately $3.0 million is included reflecting the one-time entrance tax payable in NOK. As a consequence of the reorganization prior to the IPO, all entities within Norwegian Tax Jurisdiction are now taxable under the Norwegian tonnage tax regime for net financial items.

A valuation allowance for deferred tax assets is recorded when it is more likely than not that some of or all of the benefit from the deferred tax assets will not be realized. The valuation allowances relate to the financial loss carry forwards and other deferred tax assets for tonnage tax that, in the judgment of the Partnership, are more-likely-than not to be realized reflecting the Partnership’s cumulative loss position for tonnage tax. In assessing the realizability of deferred tax assets, the Partnership considers whether it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized taking into account all the positive and negative evidence available, and there are no deferred tax assets recognized as of September 30, 2014 and December 31, 2013.

10) Related Party Transactions

(a) Related Parties

Historically, the Combined Entity operated as an integrated part of KNOT. KNOT is owned 50% by TS Shipping Invest AS (“TSSI”) and 50% by Nippon Yusen Kaisha (“NYK”). Knutsen OAS Shipping AS (“KOAS”), a 100% owned subsidiary of TSSI, subcontracts services from Knutsen OAS Management AS, which served as the vessel management company for KNOT and its subsidiaries until June 30, 2012. As of July 1, 2012, KNOT Management AS, a 100% owned subsidiary of KNOT, assumed responsibility for the commercial and technical management of the Vessels.

The Partnership has been charged by KNOT, KOAS and TSSI for commercial services related to the charters, technical and operational support related to the operation of the Vessels, certain administrative costs and finance fees. Consequently, for the periods prior to April 16, 2013, for the purpose of the Consolidated and Combined Entity’s statements of operations these costs and fees include allocations as described above and in Note 2 (a) – Summary of Significant Accounting Policies: Basis of Preparation.

On February 18, 2013, the Partnership terminated the Commercial Management Agreements that existed between KNOT Management and the owners of the Windsor Knutsen and the Bodil Knutsen, and on March 20, 2013, the Partnership terminated the Commercial Management Agreements that existed between KNOT Management and the owner of the Fortaleza Knutsen and the Recife Knutsen . In consideration for the termination of the Commercial Management Agreement a cancellation fee was paid for each Vessel equal to the remuneration to be paid in accordance with the Commercial Management Agreement until the expiration of the time charter and bareboat parties for each Vessel. The cancellation fees have been charged to the Consolidated and Combined Entity’s statement of operations as described in Note 2 (a) – Summary of Significant Accounting Policies: Basis of Preparation. The existing technical management agreements were amended. These agreements govern the crew, technical and commercial management of the vessels. The Windsor Knutsen and the Bodil Knutsen , which operate under time charters, is subject to amended technical management agreements pursuant to which certain crew, technical and commercial management services are provided by KNOT Management. Under these amended technical management agreements, the Partnership’s subsidiaries pay fees to and reimburse the costs and expenses of KNOT Management. The Fortaleza Knutsen and the Recife Knutsen operate under bareboat charters and, as a result, the customer is responsible for providing the crew, technical and commercial management of the vessel.

On March 25, 2013, the Partnership entered into an administrative services agreement with its 100% owned subsidiary, KNOT Offshore Partners UK LLC (“KNOTUK”), pursuant to which KNOT UK provides administrative services, and KNOT UK is permitted to subcontract certain of the administrative services provided under the administrative services agreement to Knutsen OAS (UK) Ltd (“KOAS UK”), a 100% owned subsidiary of TSSI, and KOAS. Certain of the services intended to be provided to the Partnership by KOAS have been performed by KNOT under the same terms as the services provide to the Partnership by KOAS.

The amounts of such costs and expenses included in the condensed consolidated and combined carve-out statements of operations as for the three and nine months ended September 30, 2014 and 2013 are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
(US $ in thousands)	2014	2013	2014	2013
Statements of operations:
Time charter and bareboat revenues:
Charter revenues from KNOT (1)	3,640	—	3,640	—
Commercial commission fee from KNOT to Vessels (2)	—	—	—	(95)

Cancellation fee from KNOT to Vessels (3)	—	—	—	(3,448)

Operating expenses:

Technical and operational management fee from KNOT to Vessels (4)	558	293	1,216	754

General and administrative expenses:

Administration fee from KNOT (5)	170	193	503	617

Administration fee from KOAS (5)	124	—	354	—

Administration fee from KOAS UK (5)	40	—	114	—

Accounting service fee from KNOT (6)	—	—	25	—

IPO administration cost from KNOT to subsidiaries (7)	—	—	—	454

Finance income (expense):

Financing service fee from KNOT to Vessels (8)	—	—	(50)	—

Interest expense charged from KNOT (9)	—	(92)	(252)	(182)

Guarantee commission from TSSI to Vessels (10)	—	—	—	(210)

Guarantee commission from KNOT to Vessels (10)	—	—	—	(425)

Total income (expenses)	2,748	(578)	1,126	(6,185)

1)	Charter revenue from KNOT pursuant to its time charter of the Windsor Knutsen. See Note 10 (b) – Related Party Transactions.
2)	Commercial commission fee from KNOT to Vessels: KNOT provides commercial services related to negotiating and maintaining the charters. KNOT invoices a fixed percentage of revenue as a commercial commission for these services.
3)	Cancellation fee from KNOT to Vessels: In consideration for the termination of the Commercial Management Agreement a cancellation fee was agreed for each Vessel equal to the remuneration to be paid in accordance with the Commercial Management Agreement until the expire of the charter parties for each of the Vessels. As the cancellation fee relates to the commercial commission, it has been presented with operating income, consistent with the presentation of commissions.

4)	Technical and operational management fee from KOAS and KNOT to Vessels: KOAS and KNOT provide technical and operational management of the vessels on time charter including crewing, purchasing, maintenance and other operational, bookkeeping and administrative support. For bareboat charters, KOAS provides bookkeeping and administrative support. KOAS invoices a fixed amount per day per vessel based upon providing either time charter or bareboat services. In addition, there is also a charge for 24 hour emergency response services provided by KOAS for all vessels managed by KOAS and KNOT. The direct cost for the response services has been allocated to all vessels without a mark-up based upon the number of vessels in managed by KOAS and KNOT.
5)	Administration fee from KNOT, KOAS and KOAS UK: Administration costs include the compensation and benefits of KNOT management and administrative staff as well as other general and administration expenses. Net administration costs are total administration cost plus a 5% margin, reduced for the total fees for services delivered by the administration staffs (the accounting service fees (see (6) below), and the estimated shareholder costs for KNOT that have not been allocated. As such, the level of net administration costs as a basis for the allocation can vary from year to year based on the administration and financing services offered by KNOT to all the vessels in its fleet each year. Administration costs from KOAS and KOAS UK include the compensation and benefits of KOAS and KOAS UK management and administrative staff as well as other general and administration expenses, and are based on total administration cost plus a 5% margin. Administration fee from KNOT, KOAS and KOAS UK include financing and accounting services.
6)	Accounting service fee from KNOT : KNOT invoiced each subsidiary a fixed fee for the preparation of the statutory financial statements (including Knutsen Shuttle Tankers XII KS, which owns the Recife Knutsen and the Fortaleza Knutsen , Knutsen Shuttle Tankers XII AS and KNOT Shuttle Tankers 12 AS). Such charges were allocated to the Bodil Knutsen and the Windsor Knutsen based on the number of vessels in the legal entity until the Bodil Knutsen and the Windsor Knutsen were sold to KNOT Shuttle Tankers 17 AS and KNOT Shuttle Tankers 18 AS as part of the reorganization prior to the IPO.
7)	IPO administration cost from KNOT: In connection with the preparation of the financial statements and the Partnership’s Registration statement for the IPO, KNOT has invoiced actual cost for internal resources, including salaries and administration cost, plus a 5% margin. Since the costs were not incremental cost directly attributable to the IPO, they were expensed as incurred.
8)	Financing service fee from KNOT to Vessels: KNOT invoiced each vessel for a fixed amount in relation to new loan facilities for vessel financing as compensation for the time and cost of loan negotiations with external banks.
9)	Interest expense charged from, interest income charged to KNOT/TSSI: KNOT/TSSI invoiced interest income (expense) for any outstanding payables to (receivable from) owners and affiliates to the vessel-owning subsidiaries (including Knutsen Shuttle Tankers XII KS, which owns the Recife Knutsen and the Fortaleza Knutsen , Knutsen Shuttle Tankers XII AS and KNOT Shuttle Tankers 12 AS). Since payables to (receivables from) owners and affiliates are not tracked by vessel, balances based upon payments by owners to the shipyard have been allocated to the Bodil Knutsen and the Windsor Knutsen. See Note 2(a) – Summary of Significant Accounting Policies: Basis of Preparation for a description of the allocation principles applied. Interest expense has been allocated based upon the allocated payables to owners and affiliates and the historical interest rates charged.
10)	Guarantee commission from TSSI/KNOT to Vessels: TSSI and KNOT were guarantors for the Predecessor’s loan facilities (see (b) Guarantees below). TSSI and KNOT invoiced an annual commission to each of the Vessels as a fixed percentage of the outstanding balance as compensation for the guarantee.

(b) Guarantees

Pursuant to the Omnibus Agreement, KNOT agreed to guarantee the payments of the hire rate under the existing charters of each of the Bodil Knutsen and the Windsor Knutsen for a period of five years from the closing date of the IPO. The Partnership will not incur any guarantee commissions in the future relating to such guarantees.

The Partnership was notified that BG Group will not exercise its option to extend the Windsor Knutsen time charter after the expiration of its initial term. The vessel was re-delivered on July 28, 2014. In order to comply with its obligations under the omnibus agreement, on July 29, 2014 KNOT and the Partnership entered into a time charter for the vessel at a rate of hire that would have been in effect during the option period under the previous BG Group time charter. This charter will be effective until the new BG Group time charter described below commences in the fourth quarter of 2015In June 2014, the Partnership entered into a new time charter with a subsidiary of the BG Group for the Windsor Knutsen. The hire rate for the initial term of the new charter is in line with the rate in the previous charter. The new charter has an initial term of two years. BG Group has options to extend the term of the new charter for three additional one-year periods. The new charter will commence in the fourth quarter of 2015. If all three extension options are exercised, the Windsor Knutsen will operate for BG Group until the end of 2020.

Prior to the IPO, the Partnership entered into amended financing agreements with various lenders. The majority of the Partnership’s original external vessel financing agreements have been guaranteed by either KNOT or TSSI for which a guarantee commission was paid. Following the completion of the IPO and the amendments to the vessel financing agreements, the Partnership guaranteed the obligations of the Partnership’s subsidiaries directly under the vessel financing agreements. Therefore, after the IPO, the Partnership did not incur any guarantee commissions to KNOT and TSSI.

(c) Transactions with Management and Directors

See Note 10(a) (above) for a discussion of the allocation principles for KNOT’s administrative costs, including management and administrative staff, included in the consolidated and combined carve-out statements of operations.

In connection with the IPO, KNOT UK entered into an employment agreement with Arild Vik dated March 28, 2013 and effective on April 28, 2013. Arild Vik serves as KNOT UK’s Chief Executive Officer and Chief Financial Officer. His annualized base salary is 200,000 British Pounds. In addition, the employment agreement also provides for a discretionary annual bonus (as determined by the board of directors of KNOT UK), the reimbursement of relocation expenses to the United Kingdom (up to a maximum of 30,000 British Pounds), payment by KNOT UK of housing costs in London, participation in other employment benefits in which other senior executives of KNOT UK participate, 60 working days of paid vacation per year (plus public holidays), and up to 13 weeks of paid sick leave per year. An accrual of $47,000 has been made to cover insurance and pension expenses for Mr. Vik as of September 30, 2014.

Non-management directors will each receive a director fee of $40,000 per year. Members of the audit and conflicts committees will each receive a committee fee of $5,000 per year.

(d) Amounts due from (to) related parties

Balances with related parties consisted of the following:

(US $ in thousands)	At September 30, 2014	At December 31, 2013
Balance Sheets:
Trading balances due from KOAS	1	27
Trading balances due from KNOT and affiliates	15	50

Amount due from related parties	16	77

Trading balances due to KOAS	434	141
Trading balances due to KNOT and affiliates	319	22

Amount due to related parties	753	163

Amounts due from (to) related parties are unsecured, and intended to be settled in the ordinary course of business. They primarily relate to vessel management and other fees due to KNOT and KOAS.

(e) Trade accounts payables

Balances with trade accounts payables to related parties consisted of the following:

(US $ in thousands)	At September 30, 2014	At December 31, 2013
Balance Sheets:
Trading balances due to KOAS	66	498
Trading balances due to KNOT and affiliates	296	271

Trade accounts payables to related parties	362	769

(f) Acquisitions from KNOT

On August 1, 2013, the Partnership acquired KNOT’s 100% interests in Knutsen Shuttle Tankers 13 AS, a company that owns and operates the Carmen Knutsen. As part of the financing for the acquisition, KNOT provided a Sellers’s credit in the form of a $10.5 million loan. The Seller Loan is non-amortizing and matures in August 2018 or earlier if the parties agree. The Seller Loan bears interest at LIBOR plus a margin of 4.5%. The Partnership was the sole guarantor. The Seller Loan constitutes senior debt obligation of the borrower and has priority over any shareholder’s loan and equity provided by the owner. The Seller Loan contains customary provisions in case of non-payment or the borrower entering bankruptcy proceedings and carries a default interest of 8% per annum plus LIBOR. The Seller Loan was reduced by $0.1 million as settlement for the working capital in Knutsen Shuttle Tankers 13 AS. The Sellers’s Loan, including accrued interest, was paid in full in June 2014; see Note 8 – Long-Term Debt. The acquisition of Carmen Knutsen was accounted for as a business combination.

On June 30, 2014, the Partnership acquired KNOT’s 100% interests in Knutsen Shuttle Tankers 14 AS, a company that owns and operates the Hilda Knutsen, and Knutsen Shuttle Tankers 15 AS, a company that owns and operates the Torill Knutsen. The acquisitions of Hilda Knutsen and Torill Knutsen were accounted for as business combinations. See Note – 13 Business Acquisitions.

The board of directors of the Partnership (“the Board”) and the conflicts committee of the Board (“the Conflicts Committee”) approved the purchase price for each transaction described above. The Conflicts Committee retained a financial advisor to assist with its evaluation of the transactions.

The subsidiaries that own the Carmen Knutsen, the Hilda Knutsen and the Torill Knutsen have entered into technical and operational management agreements which are similar to those entered into by the subsidiaries that own the Partnership’s other vessels.

11) Commitments and Contingencies

Assets pledged

As of September 30, 2014 and December 31, 2013, Vessels with a book value of $929 and $618 million, respectively, were pledged as security held as guarantee for the Partnership’s long-term debt and interest rate swap obligations. See Note 6 – Derivative Instruments and Note 8 – Long-Term Debt.

Claims and Legal Proceedings

In February 2014, the Bodil Knutsen sustained heavy weather damage to its bow. The damage was temporarily repaired and the cost for the temporary repairs of $0.3 million was recorded under operating expenses during the three months ended March 31, 2014, and the temporary repair has not been classified as a hull and machinery insurance claim as of September 30, 2014. A final repair is estimated to cost approximately $0.6 million and will be carried out during the scheduled dry-docking that will take place in 2016 and this will be a hull and machinery insurance claim.

From time to time, the Partnership is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of the matters in which the Partnership is currently involved will not have a material adverse effect on the consolidated and combined carve-out financial position, results of operations or cash flows.

Insurance

The Partnership maintains insurance on all the Vessels to insure against marine and war risks, which include damage to or total loss of the Vessels, subject to deductible amounts which averages $0.150 million per Vessel, and loss of hire.

Under the loss of hire policies, the insurer will pay a compensation for the lost hire rate agreed in respect of each Vessel for each day, in excess of a 14 deductible days, for the time that the Vessel is out of service as a result of damage, for a maximum of 180 days. In addition, the Partnership maintains protection and indemnity insurance, which covers third-party legal liabilities arising in connection with the Vessel’s activities, including, among other things, the injury or death of third-party persons, loss or damage to cargo, claims arising from collisions with other vessels and other damage to other third-party property, including pollution arising from oil or other substances. This insurance is unlimited, except for pollution, which is limited to $1 billion per vessel per incident. The protection and indemnity insurance is maintained through a protection and indemnity association, and as a member of the association, the Partnership may be required to pay amounts above budgeted premiums if the member claims exceed association reserves, subject to certain reinsured amounts. If the Partnership experiences multiple claims each with individual deductibles, losses due to risks that are not insured or claims for insured risks that are not paid, it could have a material adverse effect on the Partnership’s results of operations and financial condition.

12) Earnings per unit and cash distributions

The calculations of basic and diluted earnings per unit are presented below:

(US $ in thousands, except per unit data)	Three Months Ended September 30, 2014	Three Months Ended September 30, 2013	Nine Months Ended September 30, 2014	April 15 to September 30, 2013
Post IPO net income attributable to the partners of KNOT Offshore Partners LP	$12,563	$6,357	$21,484	10,700
Less: Distribution paid (2)	11,460	7,616	29,021	13,153
Under (over) distributed earnings	1,103	(1,259)	(7,537)	(2,435)
Under (over) distributed earnings attributable to:
Common unitholders	667	(617)	(4,558)	(1,202)
Subordinated unitholders	414	(617)	(2,828)	(1,202)
General Partner	22	(25)	(151)	(49)
Weighted average units outstanding (basic and diluted) (in thousands):
Common unitholders	13,657	8,568	10,333	8,568
Subordinated unitholders	8,568	8,568	8,568	8,568
General Partner	454	350	386	350
Earnings per unit (basic and diluted):
Common unitholders	$0.544	$0.363	$1.156	$0.611
Subordinated unitholders (3)	0.570	0.364	1.064	0.613
General Partner	0.542	0.363	1.099	0.611
Cash distributions declared and paid in the period per unit (4)	0.435	0.317	0.870	0.317
Subsequent event: Cash distributions declared and paid per unit relating to the period (5)	0.490	0.435	0.490	0.435

(1)	Earnings per unit have been calculated in accordance with the cash distribution guidelines set forth in the Partnership’s Partnership Agreement.
(2)	This refers to distributions made or to be made in relation to the period irrespective of the declaration and payment dates and based on the numbers of units outstanding at the record date. This includes cash distributions to the IDR holders (KNOT) for the three months ended September 30, 2014 and 2013 of $0.3 million and $0.01, respectively, and for the nine months ended September 30, 2014 $0.3 million and for the period April 15, 2013 to September 30, 2013 of $0.01 million.
(3)	This includes the net income attributable to IDR holders. The IDRs generally may not be transferred until March 31, 2018. The net income attributable to IDRs for the three and nine months ended September 30, 2014 is $0.3 million and $0.3 million, respectively. The net income attributable to IDRs for the three months ended September 30, 2013 is $0.01 million and for the period April 15, 2013 to September 30, 2013 of $0.01 million.
(4)	Refers to cash distribution declared and paid during the period.
(5)	Refers to cash distribution declared and paid subsequent to the period end.

Earnings per unit information is given for the period from the date of the closing of the IPO (April 15, 2013). Earnings per unit has not been presented for any period prior to the IPO as the information is not comparable due to the change in the Partnership’s structure and the basis of preparation as described in Note 2 (a) – Summary of Significant Accounting Policies: Basis of Preparation.

As of September 30, 2014, the Partnership’s total number of units outstanding representing limited partner interests, 60.5% were held by the public (in the form of 13,807,500 common units, representing 100% of the Partnership’s common units) and 37.5% were held by KNOT in the form of 8,567,500 subordinated units, representing 100% of the Partnership’s subordinated units). In addition, KNOT, through its ownership of the General Partner, held the 2% general partner interest (in the form of 456,633 general partner units).

Earnings per unit is determined by dividing net income, after deducting the General Partner’s interest, by the weighted-average number of units outstanding during the applicable period.

The General Partner’s, common unitholders’ and subordinated unit holders’ interest in net income are calculated as if all net income was distributed according to the terms of the Partnership’s Partnership Agreement, regardless of whether those earnings would or could be distributed. The Partnership Agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter less the amount of cash reserves established by the Partnership’s board of directors to provide for the proper conduct of the Partnership’s business, including reserves for maintenance and replacement capital expenditures and anticipated capital requirements. In addition, KNOT, as the initial holder of all incentive distribution rights, has the right, at the time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (48.0% for each of the prior four consecutive fiscal quarters, to reset the initial cash target distribution levels at higher levels based on the distribution at the time of the exercise of the reset election. Unlike available cash, net income is affected by non-cash items, such as depreciation and amortization, unrealized gains and losses on derivative instruments and unrealized foreign currency gains and losses.

Under the Partnership Agreement, during the subordination period, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distributions of $0.375 per unit per quarter, plus arrearages in the payment of minimum quarterly distributions on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units.

The amount of the minimum quarterly distribution is $0.375 per unit or $1.50 per unit on an annualized basis and is made in the following manner, during the subordinated period:

•	first, 98.0% to the common unitholders, pro rata, and 2.0% to the General Partner, until each outstanding common unit has received a minimum quarterly distribution of $0.375;

•	second, 98.0% to the common unitholders, pro rata, and 2.0% to the General Partner, until each outstanding common unit has received an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for prior quarters during the subordination period; and

•	third, 98.0% to the subordinated unitholders, pro rata, and 2.0% to the General Partner until each subordinated unit has received a minimum quarterly distribution of $0.375.

In addition, KNOT currently holds all of the incentive distribution rights in the Partnership. Incentive distribution rights represent the rights to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved.

If for any quarter:

•	the Partnership has distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•	the Partnership has distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, the Partnership will distribute any additional available cash from operating surplus for that quarter among the unitholders and the General Partners in the following manner:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to the General Partner, until each unitholder receives a total of $0.43125 per unit for that quarter (the “first target distribution”);

•	second, 85.0% to all unitholders, pro rata, and 2.0% to the General Partners and 13.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives a total of $0.46875 per unit for that quarter (the “second target distribution”);

•	third, 75.0% to all unitholders, pro rata, and 2.0% to the General Partners and 23.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives a total of $0.5625 per unit for that quarter (the “third target distribution”); and

•	thereafter, 50.0% to all unitholders, pro rata, 2.0% to the General Partner and 48.0% to the holders of the incentive distribution rights, pro rata.

In each case, the amount of the target distribution set forth above is exclusive of any distributions to common unitholders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution. The percentage interests set forth above assume that the General Partner maintains its 2.0% general partner interest and that the Partnership does not issue additional classes of equity securities.

13) Business Acquisitions

On June 30, 2014, the Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers AS, acquired KNOT’s 100% interest in: (i) Knutsen Shuttle Tankers 14 AS, the company that owns and operates the Hilda Knutsen ; and (ii) Knutsen Shuttle Tankers 15 AS, the company that owns and operates the Torill Knutsen (the “Acquisitions”) . The purchase price of the Hilda Knutsen was $166.0 million, net of $109.6 million of outstanding indebtedness related to the vessel. The purchase price of the Torill Knutsen was $169.0 million, net of $112.1 million of outstanding indebtedness related to the vessel. The cash portion of the purchase prices was financed with proceeds from the Partnership’s public offering of 4,600,000 common units which closed on June 27, 2014. See Note 14 – Equity Offering. The purchase prices were subsequently adjusted by a working capital adjustment of $1.0 million.

Each of the Hilda Knutsen and the Torill Knutsen is operating in the North Sea under time charters with Eni Trading & Shipping S.p.A. (“Eni”). The charters commenced upon delivery of the Hilda Knutsen and the Torill Knutsen in the third quarter of 2013 and each will terminate five years after delivery. Eni has options to extend each of the charters for up to five one-year periods. In the case of the Torill Knutsen, Eni has the option, at any time before May 31, 2016, to extend the charter term to ten years in exchange for a reduction in the hire rate.

The Partnership accounted for the acquisition of the Hilda Knutsen and the Torill Knutsen as an acquisition of a business. The purchase price of the acquisition has been allocated to the identifiable assets acquired. The allocation of the purchase price to acquired identifiable assets was based on their estimated fair values at the date of acquisition. The fair values allocated to each class of identifiable assets of the Hilda Knutsen and Torill Knutsen and the difference between the purchase price and net asset acquired were calculated as follows:

(US $ in thousands)	June 30, 2014
Purchase consideration (1)		114,293

Less: Fair value of net assets acquired:
Vessel and equipment	335,000

Cash	8,997

Inventories	395
Others current assets	1,939
Amounts due from related parties	4
Long-term debt	(221,812)
Other long-term liabilities	(4,774)
Derivatives liabilities	(348)
Trade accounts payable	(390)
Accrued expenses	(1,360)
Prepaid charter and deferred revenue	(1,487)
Amounts due to related parties	(2,338)
Sub total	113,826

Difference between the purchase price and fair value of net assets acquired		467
Goodwill		467

Difference between the purchase price and allocated values		—

The goodwill recognized in connection with the acquisitions of Hilda Knutsen and the Torill Knutsen is attributable primarily to the organization, including structure, systems, skills and abilities.

(1)	The purchase consideration of $114.3 million comprises the following:

(US $ in thousands)
Cash consideration paid to KNOT	113,306
Purchase price adjustments	987
Total purchase consideration	114,293

Revenue and profit contributions

The table below shows comparative summarized consolidated pro forma financial information for the Partnership for the nine months ended September 30, 2014 and 2013, giving effect to the Partnership’s acquisition and financing of the Hilda Knutsen and the Torill Knutsen as if it had taken place on January 1, 2014 and 2013. The Hilda Knutsen and the Torill Knutsen were delivered August 5, and November 4, 2013, respectively.

(US $ in thousands)	Nine Months Ended September 30, 2014	Nine Months Ended September 30, 2013
Revenue	101,329	54,646
Net income	28,659	7,475

Included in the pro forma adjustments are depreciation related to the purchase price allocation performed on the acquired identifiable assets as if the acquisition had taken place on January 1, 2014. In addition, the pro forma includes adjustments to eliminate debt issuance costs and guarantee commissions paid to KNOT.

14) Equity Offerings

(US $ in thousands)
Gross proceeds received (1)	152,014
Less: Underwriters’ discount	4,991
Less: Offering expenses	340
Net proceeds received	146,683

(1)	Includes General Partner’s 2% proportional capital contribution

On June 27, 2014, the Partnership sold 4,600,000 common units, representing limited partner interests, in an underwritten public offering and granted the underwriters a 30-day option to purchase an additional 690,000 common units. In connection with this closing, General Partner contributed $2.7 million in order to maintain its 2% general partner interest in the Partnership.

In connection with the partial exercises by the underwriters of their option to purchase additional common units, on July 14, 2014 and July 24, 2014, the Partnership issued and sold 150,000 common units and 490,000 common units, respectively, and the General Partner made an additional $0.4 million aggregate capital contribution to the Partnership in order to maintain its 2% general partner interest in the Partnership. The Partnership’s total net proceeds from the public offering and the related General Partner’s contribution were $146.7 million as of September 30, 2014. Following this offering, KNOT’s interest in the Partnerships (including the General Partner’s interest) was 39.5%.

The Partnership used the net proceeds from the offering and related capital contribution by the General Partner to fund the cash portion of the purchase prices of the Hilda Knutsen and the Torill Knutsen and for general partnership purposes.

15) Subsequent Events

The Partnership has evaluated subsequent events from the balance sheet date through December 8, 2014, the date at which the unaudited condensed consolidated and combined carve-out financial statements were available to be issued, and determined that there are no other items to disclose except as follows:

On November 14, 2014, the Partnership paid a quarterly cash distribution of $0.49 per unit with respect to the quarter ended September 30, 2014. This cash distribution amounted to $11.5 million.

In June 2014, the Partnership entered into two new senior secured credit facilities in order to refinance its existing long term bank debt. The new senior secured credit facilities consist of a $20 million revolving credit facility and two term loans of $220 million and $140 million. The $220 million facility and the $20 million revolving facility were drawn in June 2014 to repay existing debt under the $120 million loan facility, the $85 million loan facility and the $93 million loan facility secured by the Bodil Knutsen, the Windsor Knutsen and the Carmen Knutsen, respectively, and the seller credit from KNOT. The new $140 million term loan was drawn in November, 2014 and replaced the $160 million loan facility secured by the Fortaleza Knutsen and the Recife Knutsen.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise requires, references in this report to the “Predecessor,” the “Partnership,” “we,” “our,” “us” or like terms, when used in a historical context (periods prior to April 15, 2013), refer to our predecessor for accounting purposes. References when used in the present tense or prospectively (after April 15, 2013), refer to KNOT Offshore Partners LP and its subsidiaries, also referred to as the “Partnership” or “we.” Those statements in this section that are not historical in nature should be deemed forward-looking statements that are inherently uncertain. See “Forward-Looking Statements” on page 43 for a discussion of the factors that could cause actual results to differ materially from those projected in these statements.

This section should be read in conjunction with the unaudited condensed consolidated and combined carve-out financial statements for the interim period of the Partnership presented elsewhere in this report, as well as the historical consolidated and combined carve-out financial statements and notes thereto of KNOT Offshore Partners LP included in our Annual Report on Form 20-F for the year ended December 31, 2013. Under the Partnership’s Partnership Agreement, KNOT Offshore Partners GP LLC, the general partner of the Partnership) (the “General Partner”) has irrevocably delegated to the Partnership’s board of directors the power to oversee and direct the operations of, and to manage and determine the strategies and policies of, the Partnership. During the period from the Partnership’s initial public offering (“IPO”) in April 2013 until the time of the Partnership’s first annual general meeting (“AGM”) on June 25, 2013, the General Partner retained the sole power to appoint, remove and replace all members of the Partnership’s board of directors. From the first AGM, four of the seven board members became electable by the common unitholders and accordingly, from this date, the General Partner no longer retains the power to control the board of directors and, hence, the Partnership. As a result, the Partnership is no longer considered to be under common control with Knutsen NYK Offshore Tankers AS (“KNOT”) and as a consequence, the Partnership will not account for any vessel acquisitions from KNOT as transfer of a business between entities under common control.

On June 30, 2014, the Partnership completed the acquisition of the ownership interests in the companies that own and operate the shuttle tankers Hilda Knutsen and Torill Knutsen from KNOT. Accordingly, the results of the Hilda Knutsen and the Torill Knutsen are included the Partnership’s results from the date of its acquisition. There has been no retroactive restatement of the Partnership’s financial statements to reflect the historical results of the Hilda Knutsen and the Torill Knutsen prior to its acquisition.

General

We are a limited partnership formed to own, operate and acquire offshore shuttle tankers under long-term charters, which we define as charters of five years or more. Our fleet of shuttle tankers has been contributed to us by KNOT or purchased by us from KNOT. KNOT is jointly owned by TS Shipping Invest AS, or TSSI, and Nippon Yusen Kaisha, or NYK. TSSI is controlled by our Chairman and is a private Norwegian company with ownership interests in shuttle tankers, LNG tankers and product/chemical tankers. NYK is a Japanese public company with a fleet of approximately 800 vessels, including bulk carriers, containerships, tankers and specialized vessels.

As of September 30, 2014, we have a modern fleet of seven shuttle tankers that operate under long-term charters with major oil and gas companies engaged in offshore production. We intend to operate our vessels under long-term charters with stable cash flows and to grow our position in the shuttle tanker market through acquisitions from KNOT and third parties. Pursuant to the Omnibus Agreement we have entered into with KNOT in connection with the IPO (the “Omnibus Agreement”); we have the right to purchase from KNOT any shuttle tankers operating under charters of five or more years. This right will continue throughout the entire term of the Omnibus Agreement.

Recent Developments

Equity offerings

On June 27, 2014, the Partnership sold 4,600,000 common units, representing limited partner interests, in an underwritten public offering and granted the underwriters a 30-day option to purchase an additional 690,000 common units (the “June 2014 Offering”). The underwriters exercised their option to purchase an aggregate of 640,000 additional common units in July 2014. In connection with the June 2014 Offering and the partial exercises of the underwriters’ option to purchase additional units, the Partnership’s general partner contributed a total of $3.0 million ($2.7 million in June and $0.4 million in July) in order to maintain its 2% ownership of the Partnership. The Partnership used the net proceeds from the offerings and related capital contribution by the general partner to fund the cash portion of the purchase prices of the Hilda Knutsen and the Torill Knutsen and for general partnership purposes.

Acquisitions

On June 30, 2014, the Partnership completed the acquisition of the ownership interests in the companies that own and operate the shuttle tankers the Hilda Knutsen and the Torill Knutsen from KNOT for a consideration of $335 million, net of $221.7 million of outstanding indebtedness related to the vessels. The cash portion of the purchase prices was financed with proceeds from the Partnership’s public offering of 4,600,000 common units which closed on June 27, 2014. The purchase prices were subsequently adjusted by a working capital adjustment of $1.0 million which remains related party liabilities as of June 30, 2014.

Each of the Hilda Knutsen and the Torill Knutsen is operating in the North Sea under time charters with Eni. The charters commenced upon delivery of the Hilda Knutsen and the Torill Knutsen in the third quarter of 2013 and each will terminate five years after delivery. Eni has options to extend each of the charters for up to five one-year periods. In the case of the Torill Knutsen, Eni has the option, at any time before May 31, 2016, to extend the charter term to ten years in exchange for a reduction in the hire rate.

Refinancing

In June 2014, the Partnership entered into two new senior secured credit facilities in order to refinance its existing long term bank debt. The new senior secured credit facilities consisted of a $20 million revolving credit facility and two term loans of $220 million and $140 million. Loans under the senior secured credit facilities bear interest at a rate per annum equal to LIBOR plus a margin of 2.125%. The term loans will mature in June 2019. The term loans are repayable in 20 consecutive quarterly instalments commencing in September 2014 with a balloon payment equal to 66% of the initial loan amount due at maturity. The revolving credit facility terminates in June 2019. The loans are guaranteed by the Partnership and secured by vessel mortgages. The $220 million facility and the $20 million revolving facility were drawn in June 2014 and were used to repay $198.9 million of existing debt secured by the Windsor Knutsen, Bodil Knutsen and Carmen Knutsen and the seller credit from KNOT of $10.8 million related to the August 2013 acquisition of the Carmen Knutsen. The new $140 million facility was drawn in November, 2014 and replaced the $160 million loan facility secured by the Fortaleza Knutsen and Recife Knutsen.

Windsor Knutsen

In April 2014, the Partnership was notified that BG Group would not exercise its option to extend the Windsor Knutsen time charter after the expiration of its initial term. The vessel was re-delivered on July 28, 2014. In order to comply with its obligations under the Omnibus Agreement, on July 29, 2014, KNOT entered into a time charter for the vessel at a rate of hire that would have been in effect during the option period under the previous BG Group time charter. This charter will be effective until the new BG Group time charter described below commences.

In June 2014, the Partnership entered into a new time charter with a subsidiary of the BG Group for the Windsor Knutsen. The hire rate for the initial term of the new charter is in line with the rate in the previous charter. The new charter has an initial term of two years. BG Group has options to extend the term of the new charter for three additional one-year periods. The new charter will commence in October 2015. If all three extension options are exercised, the Windsor Knutsen will operate for BG Group until the end of 2020.

Cash Distributions

On August 14, 2014, we paid a quarterly cash distribution of $0.435 per unit with respect to the quarter ended June 30, 2014. This cash distribution amounted to $9.9 million.

On November 14, 2014, we paid a quarterly cash distribution of $0.49 per unit with respect to the quarter ended September 30, 2014. This cash distribution amounted to $11.5 million.

Results of Operations

Three Months Ended September 30, 2014 Compared with the Three Months Ended September 30, 2013

	Three Months Ended September 30,
(US $ in thousands)	2014	2013	Change	% Change
Time charter and bareboat revenues	34,247	20,454	13,793	67%
Other income	18	—	18	100%
Vessel operating expenses	7,601	3,830	3,771	98%
Depreciation and amortization	10,201	6,304	3,897	62%
General and administrative expenses	987	960	27	3%
Interest income	—	16	(16)	(100%)
Interest expense	(4,014)	(2,653)	(1,361)	(51%)
Other finance expense	(96)	(150)	54	36%
Realized and unrealized gain (loss) on derivative instruments	1,128	(252)	1,380	548%
Net gain on foreign currency transactions	68	31	37	119%
Income tax benefit	1	5	(4)	(80%)
Net income (loss)	12,563	6,357	6,206	98%

Time Charter and Bareboat Revenues: Time charter and bareboat revenues increased by $13.8 million to $34.3 million for the three months ended September 30, 2014 compared to $20.5 million for the same period in 2013. This was mainly due to increased time charter earnings from the Hilda Knutsen and Torill Knutsen being included in our results of operations from July 1, 2014 and the Carmen Knutsen being included in our results of operations from August 1, 2013.

Vessel operating expenses: Vessel operating expenses for the three months ended September 30, 2014 were $7.6 million, an increase of $3.8 million from $3.8 million in the three months ended September 30, 2013. The increase was primarily due to an increase of $2.8 million due to the Hilda Knutsen and Torill Knutsen being included in our results of operations as of July 1, 2014 and the Carmen Knutsen’s operating expenses being included for the three months ended September 30, 2014 as compared to two months for the same period in 2013.

Depreciation and amortization: Depreciation and amortization expenses for the three months ended September 30, 2014 were $10.2 million, an increase of $3.9 million from $6.3 million in the three months ended September 30, 2013. This increase was mainly due to the Hilda Knutsen and the Torill Knutsen being included in our results of operations from July 1, 2014 and that the Carmen Knutsen being included in our results of operations as of August 1, 2013.

General and administrative expenses: General and administrative expenses are not materially different during the three months ended September 30, 2014 and 2013.

Interest income: Interest income for the three months ended September 30, 2014 was $nil compared to $16,000 for the same period in 2013.

Interest expense: Interest expense for the three months ended September 30, 2014 was $4.0 million, an increase of $1.4 million from $2.7 million for the three months ended September 30, 2013. The increase was mainly due to increased debt related to the acquisitions of the Hilda Knutsen and the Torill Knutsen on June 30, 2014.

Other finance expense: Other finance expense for the three months ended September 30, 2014 was $0.1 million, a decrease of $0.1 million from $0.2 million for the three months ended September 30, 2013. Other finance expense was primarily related to bank fees and guarantee commissions.

Realized and unrealized gain (loss) on derivative instruments: Realized and unrealized gain on derivative instruments for the three months ended September 30, 2014 was $1.1 million, compared to a loss of $0.3 million for the same period in 2013, as set forth in the table below:

	Three Months Ended September 30,
(US $ in thousands)	2014	2013	$ change	% change
Realized gain (loss)
Interest rate swap contracts	(718)	—	(718)	NA
Unrealized gain (loss)
Interest rate swap contracts	2,139	(252)	2,391	949%
Foreign exchange forward contracts	(293)	—	(293)	NA

Total	1,128	(252)	(1,380)	548%

As of September 30, 2014, the total notional amount of the Partnership’s outstanding interest rate swap contracts that were entered into in order to hedge outstanding or forecasted debt obligations was $350.0 million. In addition to an increased notional amount, the increased net realized and unrealized gain on derivative instruments was due to an increase in long-term swaps rate during three months ended September 30, 2014. As of September 30, 2014, we had entered into foreign exchange forward contracts, selling a total notional amount of $20.0 million against NOK at an average exchange rate of NOK 6.395 per 1.0 U.S. Dollar, which are economic hedges for certain vessel operating expenses and general expenses in NOK.

Net gain on foreign currency transactions: Net gain on foreign currency transactions for the three months ended September 30, 2014 was $68,000 compared with a gain $31,000 for the same period in 2013.

Income tax benefit: Income tax benefit for the three months ended September 30, 2014 was $1,000, down from $5,000 for the three months ended September 30, 2013. Income tax benefit occurred due to estimate changes from three months ended June 30, 2014. After the reorganization of the Predecessor’s activities into the new group structure in February 2013, all profit from continuing operation in Norway became taxable within the tonnage tax regime and deferred tax benefits are not recognized because future utilization is not probable. Under the tonnage tax regime, the tax is based on the tonnage of the vessel and operating income is tax free. The net financial income and expense remains taxable as ordinary income tax for entities subject to the tonnage tax regime, and as of September 30, 2014, the income tax benefit of $1,000 related to net finance income in Norwegian kroner in KNOT Shuttle Tankers AS.

Net income: As a result of the foregoing, we earned net income of $12.6 million for the three months ended September 30, 2014 compared to a net income of $ 6.4 million for the same period in 2013.

Nine Months Ended September 30, 2014 Compared with the Nine Months Ended September 30, 2013

	Nine Months Ended September 30,
(US $ in thousands)	2014	2013	Change	% Change
Time charter and bareboat revenues	78,129	50,934	27,195	53%
Loss of hire insurance recoveries	—	250	(250)	(100%)
Other income	29	—	29	100%
Vessel operating expenses	16,522	9,861	6,661	68%
Depreciation and amortization	23,763	16,984	6,779	40%
General and administrative expenses	3,491	4,359	(868)	(20%)
Interest income	4	25	(21)	(84%)
Interest expense	(10,583)	(7,941)	(2,642)	(33%)
Other finance expense	(1,231)	(1,798)	567	32%
Realized and unrealized loss on derivative instruments	(1,168)	(339)	(829)	(245%)
Net gain on foreign currency transactions	80	173	(93)	(54%)
Income tax benefit (expense)	—	(2,938)	2,938	100%
Net income (loss)	21,484	7,162	14,322	200%

Time Charter and Bareboat Revenues: Time charter and bareboat revenues increased by $27.2 million to $78.1 million for the nine months ended September 30, 2014 compared to $50.9 million for the same period in 2013. This was principally due to increased time charter earnings of $11.8 million resulting from the Hilda Knutsen and the Torill Knutsen being included from July 1, 2014 and $11.8 million related to the Carmen Knutsen being included in our results of operations from August 1, 2013. During the nine months ended September 2013, there was a one-time cost related to termination of commercial management agreement contract with KNOT Management AS of $3.5 million reducing income for that period. This one-time cost was compensated by KNOT by a corresponding increase in the equity of the Partnership at the closing of the IPO.

Loss of hire insurance recoveries: There was no loss of hire insurance recoveries for the nine months ended September 30, 2014. The $0.3 million loss of hire insurance recovery during the nine months ended September 30, 2013 was a final insurance settlement related to a propeller damage of the Windsor Knutsen. The Windsor Knutsen was off-hire from April 1, 2012 to September 24, 2012. Under our loss of hire polices, our insurer will pay us the hire rate agreed in respect of each vessel for each day, in excess of 14 deductible days, for the time that the vessel is out of service as a result of damage, for a maximum of 180 days.

Vessel operating expenses: Vessel operating expenses for the nine months ended September 30, 2014 were $16.5 million, an increase of $6.7 million from $9.9 million in the nine months ended September 30, 2013. The increase was primarily due to an increase of $2.8 million due to the Hilda Knutsen and the Torill Knutsen being included in our results of operations as of July 1, 2014 and an increase of $3.0 million due to the Carmen Knutsen being included in our results of operation as of August 1, 2013.

Depreciation and amortization: Depreciation and amortization expenses for the nine months ended September 30, 2014 were $23.8 million, an increase of $6.8 million from $17.0 million in the nine months ended September 30, 2013 that was mainly due to the Hilda Knutsen and the Torill Knutsen being included in our results of operations as of July 1, 2014 and the Carmen Knutsen being included in our results of operations as of August 1, 2013.

General and administrative expenses: General and administrative expenses for the nine months ended September 30, 2014 were $3.5 million, a decrease of $0.9 million from $4.4 million for the nine months ended September 30, 2013. Of the $4.4 million for the nine months ended September 30, 2013, $2.5 million is related to expenses for the IPO process. For the nine months ended September 30, 2014 $0.4 million of costs were expensed in connection with preparation for the acquisitions of the Hilda Knutsen and the Torill Knutsen and June 2014 public offering.

Interest income: Interest income for the nine months ended September 30, 2014 was $4,000 compared to $25,000 for the same period in 2013.

Interest expense: Interest expense for the nine months ended September 30, 2014 was $10.6 million, an increase of $2.6 million from $7.9 million in the nine months ended September 30, 2013. The increase is primarily due to an increase of $1.2 million due to the Hilda Knutsen and the Torill Knutsen being included in our results of operations as of July 1, 2014 and the Carmen Knutsen being included in our results of operations as of August 1, 2013. For the nine months ended September 30, 2014 there was a one-time charge relating to reversal of capitalized loan costs of $1.1 million, compared to a one-time charge relating to reversal of capitalized loan cost of $0.6 million for the nine months ended September 30, 2013 related to the repayment of loans in April 2013.

Other finance expense: Other finance expense for the nine months ended September 30, 2014 was $1.2 million, a decrease of $0.6 million from $1.8 million for the nine months ended September 30, 2013. Other finance expenses are primarily related to bank fees and guarantee commissions. The decrease was primarily due to a $0.6 million decrease in guarantee commissions paid to KNOT and TSSI. Prior to the closing of our IPO, the majority of the vessel financing agreements were guaranteed by KNOT and TSSI, for which guarantee commissions were paid based on the outstanding loan balance. Prior to the closing of our IPO, the existing vessel financing agreements were amended to permit the transactions pursuant to which we acquired our initial fleet, and the legal cost of approximately $0.3 million in connection with such amendments was expensed for the nine months ended September 30, 2013 and explains part of the total decrease. This decrease was partly offset by expenses of $0.4 million paid as compensation to banks for lost loan margin on repaid loans for the nine months ended September 30, 2014.

Realized and unrealized loss on derivative instruments: Realized and unrealized loss on derivative instruments for the nine months ended September 30, 2014 was $1.2 million, compared to a loss of $0.3 million for the same period in 2013, as set forth in the table below:

	Nine Months Ended September 30,
(US $ in thousands)	2014	2013	change	% change
Realized gain (loss)
Interest rate swap contracts	(1,972)	(1,116)	(856)	77%
Foreign exchange forward contracts	500	—	500	NA
Unrealized gain (loss)
Interest rate swap contracts	845	777	68	9%
Foreign exchange forward contracts	(541)	—	(541)	NA

Total	(1,168)	(339)	(829)	245%

As of September 30, 2014, the total notional amount of the Partnership’s outstanding interest rate swap contracts that were entered into in order to hedge outstanding or forecasted debt obligations was $350.0 million. In addition to an increased notional amount, the increased net realized and unrealized loss on derivative instruments was due to a decrease in long-term swap rate during nine months ended September 30, 2014 compared to the long-term swap rate as of September 30,2013. As of September 30, 2014, we had entered into foreign exchange forward contracts, selling a total notional amount of $20.0 million against NOK at an average exchange rate of NOK 6.395 per 1.0 U.S. Dollar, which are economic hedges for certain vessel operating expenses and general expenses in NOK. During the nine months ended September 30, 2014, we realized a gain of $0.5 million and accounted for an unrealized loss of $0.5 million on our foreign exchange forward contracts.

Net gain on foreign currency transactions: Net gain on foreign currency transactions for the nine months ended September 30, 2014 was $80,000, a decrease of $0.1 million from the net gain on currency transactions of $0.2 million for the nine months ended September 30, 2013.

Income tax: Income tax for the nine months ended September 30, 2014 was $nil, a decrease of $2.9 million from $2.9 million for the nine months ended September 30 2013. After the reorganization of the Predecessor’s activities into the new group structure in February 2013, all profit from continuing operations in Norway became taxable within the tonnage tax regime and deferred tax benefits are not recognized because future utilization is not probable. The nine months ended September 30, 2013 is calculated on a carve-out basis based on taxable income in Norwegian kroner for the ordinary taxed Predecessor’s activities prior to the IPO, and these taxes were not transferred to the Partnership. The consequence of the reorganization was a one-time entrance tax into the Norwegian tonnage tax regime due to the Partnership’s acquisition of the shares in the subsidiary that owns the Fortaleza Knutsen and the Recife Knutsen. The one-time entrance tax was estimated at approximately $3.0 million and was recognized in the three months ended March 31, 2013. Under the tonnage tax regime, the tax is based on the tonnage of the vessel and operating income is tax free. The net financial income and expense remains taxable as ordinary income tax for entities subject to the tonnage tax regime.

Net income: As a result of the foregoing, we earned net income of $21.5 million for the nine months ended September 30, 2014 compared to a net income of $7.2 million for the same period in 2013.

Liquidity and Capital Resources

Liquidity and Cash Needs

We operate in a capital-intensive industry, and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of borrowings from commercial banks, cash generated from operations and debt and equity financings. In addition to paying distributions, our other liquidity requirements relate to servicing our debt, funding investments (including the equity portion of investments in vessels), funding working capital and maintaining cash reserves against fluctuations in operating cash flows. We believe our current resources are sufficient to meet our working capital requirements for our current business. Generally, our long-term sources of funds are cash from operations, long-term bank borrowings and other debt and equity financings. Because we will distribute our available cash, we expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and other expansion capital expenditures.

Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity. Cash and cash equivalents are held primarily in U.S. Dollars with some balances held in NOK, British Pounds and Euros. We may make use of derivative instruments for interest rate and currency risk management purposes, and we expect to economically hedge our exposure to interest rate fluctuations in the future by entering into interest rate swap contracts.

We estimate that we will spend in total approximately $15.3 million for drydocking and classification surveys for the five time charter vessels in our fleet in 2015, 2016, 2017 and 2018. As our fleet matures and expands, our drydocking expenses will likely increase. Ongoing costs for compliance with environmental regulations are primarily included as part of our drydocking and society classification survey costs or are a component of our vessel operating expenses. We are not aware of any regulatory changes or environmental liabilities that we anticipate will have a material impact on our current or future operations. There will be further costs related to voyages to and from the dry-docking yard that will depend on actual deviation from the vessel’s ordinary trading area to dry-docking yard.

As of September 30, 2014, our current liabilities exceeded current assets by $2.7 million. Included within current liabilities are mark-to-market valuations of derivative instruments representing $4.2 million of these liabilities. We currently have no intention of terminating these swap derivative instruments and foreign currency contracts and hence realizing these liabilities.

As September 30, 2014, our current cash and cash equivalents, were $44.4 million. In June 2014, we established a $20 million revolving credit facility as part of our vessel secured financing, which we refer to as the revolving credit facility, available until June 2019. As of September 30, 2014, the revolving credit facility was fully drawn.

On August 14, 2014, we paid a quarterly cash distribution of $0.435 per unit with respect to the quarter ended June 30, 2014. This cash distribution amounted to $9.9 million.

On November 14, 2014, we paid a quarterly cash distribution of $0.49 per unit with respect to the quarter ended September 30, 2014. This cash distribution amounted to $11.5 million.

We believe that our current resources are sufficient to meet our working capital requirements for our current business for at least the next twelve months.

Cash Flows

The following table summarizes our net cash flows from operating, investing and financing activities and our cash and cash equivalents for the periods presented:

	Nine Months Ended September 30,
(US $ in thousands)	2014	2013
Net cash provided by operating activities	37,720	26,921
Net cash used in investing activities	(105,231)	(55,454)
Net cash provided by financing activities	83,197	55,752
Effect of exchange rate changes on cash	(83)	(23)
Net increase in cash and cash equivalents	15,603	27,196
Cash and cash equivalents at beginning of period	28,836	1,287
Cash and cash equivalents at end of period	44,439	28,483

Net cash provided by operating activities

Net cash provided by operating activities increased by $10.8 million to $37.7 million for the nine months ended September 30, 2014 compared to $26.9 million for the same period in 2013. This was mainly due to higher earnings through the contributions from (i) the Hilda Knutsen and the Torill Knutsen being included in our results of operation as of July 1, 2014 and the Carmen Knutsen earnings of three full quarters for the nine months ended September 30, 2014 as compared to two months for the same period in 2013, following her acquisition in August, 2013. Earnings for the nine months ended September 30, 2013 were reduced by a commission fee and one-time cost related to termination of a commercial management agreement contracts with KNOT Management AS, resulting in a net reduction in revenues of $3.5 million.

Net cash used in investing activities

Net cash used in investing activities of $105.2 million for the nine months ended September 30, 2014 was due to acquisition of the Hilda Knutsen and the Torill Knutsen on June 30, 2014, for which we paid a net cash amount to cover the difference between the purchase considerations of $335.0 million less $221.8 million of outstanding indebtedness related to vessels and other purchase price adjustments of $1.0 million. Net cash used in investing activities is net of cash acquired from the acquisitions of Hilda Knutsen and Torill Knutsen of $9.0 million.

Net cash used in investing activities of $55.5 million for the nine months ended September 30, 2013 was due to the acquisition of the Carmen Knutsen on August 1, 2013, for which we paid a net cash amount to cover the difference between the purchase consideration of $145.0 million less bank debt of $89.1 million and other purchase price adjustments of $0.1 million.

Net cash provided by financing activities

Net cash provided by financing activities during the nine months ended September 30, 2014 of $83.2 million mainly related to the net proceeds from the June and July 2014 equity offerings of $146.7 million and proceeds of $240 million from the refinancing of vessels the Windsor Knutsen, the Bodil Knutsen and the Carmen Knutsen, partially offset by the following:

•	repayment of long-term debt of $265.3 million;

•	repayment of the seller credit from KNOT of $10.6 million; and

•	payment of cash distributions during the period of $25.2 million.

Net cash provided by financing activities during the nine months ended September 30, 2013 of $55.8 million mainly related to the following:

•	the net proceeds from the exercise in full of the underwriters’ over-allotment option in connection with our IPO (approximately $21.95 million) were used by the Partnership to make a cash distribution to KNOT;

•	during 2013, there was an increase in the borrowings outstanding under the Fortaleza and Recife Facility (as defined below) of $25.4 million, a seller’s credit provided by KNOT in the form of a loan for $10.4 million after purchase price adjustments for the acquisition of the Carmen Knutsen and a $20.0 million borrowing under the revolving credit facility;

•	repayments of long-term debt of $135.9 million; and

•	payment of cash distributions during the period of $5.6 million.

Borrowing Activities

Long-Term Debt

As of September 30, 2014 and December 31, 2013, the Partnership had the following amounts outstanding:

(US $ in thousands)	Vessel	September 30, 2014	December 31, 2013
$160 million loan facility	Fortaleza Knutsen & Recife Knutsen	122,975	132,425
$220 million loan facility	Windsor Knutsen, Bodil Knutsen, Carmen Knutsen	216,072	—
$20 million revolving credit facility	Windsor Knutsen, Bodil Knutsen, Carmen Knutsen	20,000	—
$120 million loan facility	Bodil Knutsen	—	67,615
$85 million loan facility	Windsor Knutsen	—	52,400
$93 million loan facility	Carmen Knutsen	—	87,188
$117 million loan facility	Hilda Knutsen	87,955	—
$117 million loan facility	Torill Knutsen	89,192	—
Seller’s credit		—	10,349

Total long-term debt		536,194	349,977

Less current installments		39,018	29,269
Less seller’s credit		—	10,349

Long-term debt, excluding current installment and seller’s credit		$497,176	$310,359

The total outstanding debt as of September 30, 2014 is repayable as follows:

(US $ in thousands)
2014	$9,692
2015	39,268
2016	131,543
2017	25,568
2018	160,837
2019	169,286

Total	$536,194

As of September 30, 2014, the interest rates on our loan agreements were LIBOR plus a fixed margin ranging from 2.125% to 3.0%.

In June 2014, the Partnership entered into two new senior secured credit facilities in order to refinance its existing long term bank debt. The new senior secured credit facilities consist of a $20 million revolving credit facility, a $220 million term loan and a $140 term loan. The $220 million term loan and $20 million revolving facility were drawn in June 2014 to repay existing debt under the $120 million loan facility, the $85 million loan facility and the $93 million loan facility secured by the Bodil Knutsen, the Windsor Knutsen and the Carmen Knutsen, respectively, and the seller credit from KNOT. The new $140 million term loan was drawn in November 2014 and replaced the $160 million loan facility secured by the Fortaleza Knutsen and the Recife Knutsen.

$240 Million Secured Loan Facility

In June 2014, the Partnership’s subsidiaries KNOT Shuttle Tankers 18 AS, KNOT Shuttle Tankers 17 AS and Knutsen Shuttle Tankers 13 AS entered into a senior secured loan facility in an aggregate amount of $240 million (the “Senior Secured Loan Facility”). The Senior Secured Loan Facility consists of (i) a $220 million term loan (the “Term Loan Facility”) and (ii) a $20 million revolving credit facility (the “Revolving Credit Facility”).

The Revolving Credit Facility terminates in June 2019, and bears interest at LIBOR plus a fixed margin of 2.125%, and has a commitment fee equal to 40% of the margin of the Revolving Credit Facility calculated on the daily undrawn portion of the Revolving Credit Facility.

The Term Loan Facility is repayable in quarterly instalments over five years with a final balloon payment due at maturity at June 2019. The Term Loan Facility bears interest at LIBOR plus a margin of 2.125%.

The Senior Secured Loan Facility is guaranteed by the Partnership and KNOT Shuttle Tankers AS, and secured by vessel mortgages on the Windsor Knutsen, the Bodil Knutsen and the Carmen Knutsen.

The Senior Secured Loan Facility contains the following financial covenants:

•	The aggregate market value of the Windsor Knutsen, Bodil Knutsen and Carmen Knutsen shall not be less than 110% of the outstanding balance under the Senior Secured Loan Facility for the first two years, 120% until the fourth year, and 125% after the fifth year;

•	Positive working capital for the borrower and the Partnership;

•	Minimum liquidity of the Partnership of $15 million plus increments of $1 million for each additional vessel acquired by the Partnership above the eighth vessel and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Senior Secured Loan Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default.

The Borrower and the Partnership were in compliance with all covenants under the Senior Secured Loan Facility as of September 30, 2014.

$160 Million Secured Loan Facility

The $160 million secured loan facility (the “Fortaleza and Recife Facility”) includes two tranches. Each tranche is repayable in quarterly installments over five years with final balloon payments due at maturity in March 2016 and August 2016. The Partnership used $26.3 million of net proceeds from the IPO to repay borrowings under the $160 million senior secured facility.

The existing senior loan facility related to the Fortaleza Knutsen and the Recife Knutsen was amended to increase borrowing capacity by $25.4 million in connection of the settlement of acquisition of the Carmen Knutsen.

The $160 million senior secured facility bears interest at LIBOR plus a fixed margin of 3.0%.

The Fortaleza and Recife Facilities are secured by the Fortaleza Knutsen and the Recife Knutsen, and the Partnership and KNOT Shuttle Tankers AS are the sole guarantors. The amended Fortaleza and Recife Facilities contain the following financial covenants:

•	Positive working capital for the borrower;

•	Minimum liquidity of the Partnership of $15 million plus increments of $1 million for each additional vessel acquired by the Partnership above the eighth vessel and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%;

•	Minimum EBITDA to interest ratio for the Partnership of 2.50; and

•	Market value of the Fortaleza Knutsen and the Recife Knutsen shall not be less than 100% of the outstanding balance under the Fortaleza and Recife Facility.

The Fortaleza and Recife Facility further identifies various events that may trigger mandatory reduction, prepayment, and cancellation of the facility, including total loss or sale of a vessel, and that the facilities will contain customary events of default.

The Borrower and the Partnership were in compliance with all covenants under the Fortaleza and Recife Facility as of September 30, 2014. The Fortaleza and Recife Facility was repaid in full in November 2014 with the proceeds from the $140 million secured loan facility described below.

$117 Million Hilda Loan Facility

The $117 million secured loan facility (the “Hilda Facility”) is repayable in quarterly installments over five years with a final balloon payment due at maturity in July 2018. The Hilda Facility bears interest at LIBOR plus a fixed margin of 2.5%. The Hilda Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Hilda Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors. The Hilda Facility contains the following financial covenants:

•	Market value of the Hilda Knutsen shall not be less than 110% of the outstanding balance under the Hilda Facility for the first 2 years, 120% until the fourth year, and 125% after the fifth year;

•	Positive working capital of the borrower and the Partnership;

•	Minimum liquidity of the Partnership of $15 million plus increments of $1 million for each additional vessel acquired by the Partnership above the eighth vessel and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Hilda Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default.

The Borrower and the Partnership were in compliance with all covenants under the Hilda Facility as of September 30, 2014.

$117 Million Torill Loan Facility

The $117 million secured loan facility (the “Torill Facility”) is repayable in quarterly installments over five years with a final balloon payment due at maturity in October 2018. The Torill Facility bears interest at LIBOR plus a fixed margin of 2.5%. The Torill Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Torill Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors. The Torill Facility contains the following financial covenants:

•	Market value of the Torill Knutsen shall not be less than 110% of the outstanding balance under the Torill Facility for the first 2 years, 120% until the fourth year, and 125% after the fifth year;

•	Positive working capital of the borrower and the Partnership;

•	Minimum liquidity of the Partnership of $15 million plus increments of $1 million for each additional vessel acquired by the Partnership above the eighth vessel and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Torill Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default.

The Borrower and the Partnership were in compliance with all covenants under the Torill Facility as of September 30, 2014.

$140 Million Secured Loan Facility

In June 2014, the Partnership’s subsidiary Knutsen Shuttle Tankers XII AS entered into a senior secured loan facility in the amount of $140 million (the “New Fortaleza and Recife Facility”). The New Fortaleza and Recife Facility was drawn in November 2014 and replaced the $160 million loan facility, described above. The New Fortaleza and Recife Facility is repayable in quarterly installments over five years with a final balloon payment due at maturity at June 2019. The facility bears interest at LIBOR plus a margin of 2.125%. The facility is guaranteed by the Partnership and KNOT Shuttle Tankers AS and is secured by vessel mortgages on the Fortaleza Knutsen and the Recife Knutsen.

The New Fortaleza and Recife Facility contains the following financial covenants:

•	The aggregate market value of the Fortaleza Knutsen and Recife Knutsen shall not be less than 110% of the outstanding balance under the New Fortaleza and Recife Facility for the first two years, 120% until the fourth year, and 125% after the fifth year;

•	Positive working capital for the borrower and the Partnership;

•	Minimum liquidity of the Partnership of $15 million plus increments of $1 million for each additional vessel acquired by the Partnership above the eighth vessel and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The New Fortaleza and Recife Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default.

$120 Million Secured Loan Facility

The $120 million secured loan facility (the “Bodil Facility”) was repaid in full in June 2014 with the proceeds from the $240 Million Secured Loan Facility refinancing noted above.

$85 Million Secured Loan Facility

The $85 million secured loan facility (the “Windsor Facility”) was repaid in full in June 2014 with the proceeds from the $240 Million Secured Loan Facility refinancing noted above.

$93 Million Secured Loan Facility

The $93 million secured loan facility (the “Carmen Facility”) was repaid in full in June 2014 with the proceeds from the $240 Million Secured Loan Facility refinancing noted above.

$10.5 Million Seller’s Credit

As part of the financing of the purchase of Carmen Knutsen, KNOT provided a Seller Loan. This loan was repaid in full in June 2014, with the proceeds from the $240 Million Secured Loan Facility refinancing noted above.

Derivative Instruments and Hedging Activities

As of September 30, 2014, the Partnership has entered into various interest rate swap agreements effective until March, April, May, July and August, 2018, for a total notional amount of $350.0 million to hedge against the interest rate risks of its variable-rate borrowings. This includes the interest rate swap agreements of the newly acquired companies owning the Hilda Knutsen and Torill Knutsen that were transferred to the Partnership in June 2014 in connection with the acquisitions. Under the terms of the interest rate swap agreements, the Partnership will receive from the counterparty interest on the notional amount based on three-month LIBOR and will pay to the counterparty a fixed rate. For the interest rate swap agreements above, the Partnership will pay to the counterparty a fixed rate ranging from 1.25% to 1.46%.

We enter into foreign exchange forward contracts in order to manage our exposure to the risk of movements in foreign currency exchange rate fluctuations. As of September 30, 2014, the total contract amount in foreign currency of our outstanding foreign exchange forward contracts that were entered into to economically hedge our outstanding future payments in currencies other than the U.S. Dollar was NOK 127.9 million.

We do not apply hedge accounting for derivative instruments. We do not speculate using derivative instruments.

Contractual Obligations

The following table summarizes our long-term contractual obligations as of September 30, 2014:

	Payments Due by Period
(US $ in thousands)	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years
Long-term debt obligations (including interest)(1)	598,906	57,174	189,789	351,942	—
Total	598,906	57,174	189,789	351,942	—

(1)	The long-term debt obligations have been calculated assuming interest rates based on the 6-month LIBOR as of September 30, 2014, plus the applicable margin for all periods presented.

Off-Balance Sheet Arrangements

Currently, we do not have any off-balance sheet arrangements.

Critical Accounting Estimates

The preparation of the unaudited condensed consolidated and combined carve-out interim financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures about contingent assets and liabilities. We base these estimates and assumptions on historical experience and on various other information and assumptions that we believe to be reasonable. Our critical accounting estimates are important to the portrayal of both our financial condition and results of operations and require us to make subjective or complex assumptions or estimates about matters that are uncertain. For a description of our material accounting policies that involve higher degree of judgment, please read Note 2 – Summary of Significant Accounting Policies of our consolidate and combined carve-out financial statement included in our 20-F dated April 14, 2013 filed with the SEC.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to various market risks, including interest rate, foreign currency exchange and concentration of credit risks. Historically, we have entered into certain derivative instruments and contracts to maintain the desired level of exposure arising from interest rate and certain foreign exchange risks. Our policy is to economically hedge our exposure to risks, where possible, within boundaries deemed appropriate by management.

Interest Rate Risks

A portion of our debt obligations and surplus funds placed with financial institutions are subject to movements in interest rates. It is our policy to obtain the most favorable interest rates available without increasing our foreign currency exposure. In keeping with this, our surplus funds may in the future be placed in fixed deposits with reputable financial institutions which yield better returns than bank deposits. The deposits generally have short-term maturities so as to provide us with the flexibility to meet working capital and capital investments.

We have historically used interest rate swaps to manage our exposure to interest rate risks. Interest rate swaps were used to convert floating rate debt obligations based on LIBOR to a fixed rate in order to achieve an overall desired position of fixed and floating rate debt. The extent to which interest rate swaps are used is determined by reference to our net debt exposure and our views regarding future interest rates. Our interest rate swaps do not qualify for hedge accounting and movements in their fair values are reflected in the statement of operations under “gain/(loss) on derivative financial instruments.” Interest rate swap agreements that have a positive fair value are recorded as “Derivative assets,” while swaps with a negative fair value are recorded as “Derivative liabilities.”

As of September 30, 2014, the Partnership’s net exposure to floating interest rate fluctuations on its outstanding debt was approximately $141.8 million, based on total net interest bearing debt of approximately $536.2 million less the notional amount of our floating to fixed interest rate swaps of $350.0 million, and less cash and cash equivalents of $44.4 million.

A 1% change in short-term interest rates would result in an increase or decrease to our interest expense of approximately $1.4 million on an annual basis as of September 30, 2014.

Foreign Currency Fluctuation Risks

We and our subsidiaries utilize the U.S. Dollar as our functional and reporting currency because all of our revenues and the majority of our expenditures, including the majority of our investments in vessels and our financing transactions, are denominated in U.S. Dollars. We could, however, earn revenue in other currencies and we currently incur a portion of our expenses in other currencies. Therefore, there is a risk that currency fluctuations could have an adverse effect on the value of our cash flows.

Our foreign currency risk arises from:

•	the measurement of monetary assets and liabilities denominated in foreign currencies converted to U.S. Dollars, with the resulting gain or loss recorded as “Foreign exchange gain/(loss);” and

•	the impact of fluctuations in exchange rates on the reported amounts of our revenues, if any, and expenses that are denominated in foreign currencies.

As of September 30, 2014, we had entered into foreign exchange forward contracts, selling a total notional amount of $20.0 million against NOK at an average exchange rate of NOK 6.395 per 1.0 U.S. Dollar, which are economic hedges for certain vessel operating expenses and general expenses in NOK. We did not apply hedge accounting to our foreign exchange forward contracts.

Concentration of Credit Risk

The market for our services is the offshore oil transportation industry, and the customers consist primarily of major oil and gas companies, independent oil and gas producers and government-owned oil companies. As of September 30, 2014 and December 31, 2013, five customers accounted for substantially all of our revenues. Ongoing credit evaluations of our customers are performed and generally do not require collateral in our business agreements. Typically, under our time charters and bareboat charters, the customer pays for the month’s charter the first day of each month, which reduces our level of credit risk. Provisions for potential credit losses are maintained when necessary.

We have bank deposits that expose us to credit risk arising from possible default by the counterparty. We manage the risk by using credit-worthy financial institutions.

Retained Risk

For a description of our insurance coverage, including the risks retained by us related to our insurance policies, please see “–Insurance” above.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K contains certain forward-looking statements concerning future events and KNOT Offshore Partners LP’s (“KNOT Offshore Partners”) operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond KNOT Offshore Partners’ control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•	statements about market trends in the shuttle tanker or general tanker industries, including charter rates, factors affecting supply and demand, and opportunities for the profitable operations of shuttle tankers;

•	statements about KNOT’s and KNOT Offshore Partners’ ability to build and retrofit shuttle tankers and the timing of the delivery and acceptance of any such retrofitted vessels by their respective charterers;

•	KNOT Offshore Partners’ ability to increase cash distributions on its units and the amount of any such increase;

•	KNOT Offshore Partners’ ability to integrate and realize the expected benefits from acquisitions;

•	KNOT Offshore Partners’ anticipated growth strategies;

•	the effect of a worldwide or regional economic slowdown;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	general market conditions, including fluctuations in hire rates and vessel values;

•	changes in KNOT Offshore Partners’ operating expenses, including drydocking and insurance costs and bunker prices;

•	forecasts of KNOT Offshore Partners’ ability to make cash distributions on the units or any increases in cash distributions;

•	KNOT Offshore Partners’ future financial condition or results of operations and future revenues and expenses;

•	the repayment of debt and settling of any interest rate swaps;

•	KNOT Offshore Partners’ ability to make additional borrowings and to access debt and equity markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	KNOT Offshore Partners’ ability to maintain long-term relationships with major users of shuttle tonnage;

•	KNOT Offshore Partners’ ability to leverage KNOT’s relationships and reputation in the shipping industry;

•	KNOT Offshore Partners’ ability to purchase vessels from KNOT in the future;

•	KNOT Offshore Partners’ continued ability to enter into long-term time charters, which we define as charters of five years or more;

•	KNOT Offshore Partners’ ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;

•	timely purchases and deliveries of newbuilds;

•	future purchase prices of newbuild and secondhand vessels;

•	KNOT Offshore Partners’ ability to compete successfully for future chartering and newbuild opportunities;

•	acceptance of a vessel by its charterer;

•	termination dates and extensions of charters;

•	the expected cost of, and KNOT Offshore Partners’ ability to, comply with governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to KNOT Offshore Partners’ business;

•	availability of skilled labor, vessel crews and management;

•	KNOT Offshore Partners’ general and administrative expenses and its fees and expenses payable under the fleet management agreements and the management and administrative services agreement;

•	the anticipated taxation of KNOT Offshore Partners and distributions to KNOT Offshore Partners’ unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	KNOT Offshore Partners’ ability to retain key employees;

•	customers’ increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	future sales of KNOT Offshore Partners’ securities in the public market;

•	KNOT Offshore Partners’ business strategy and other plans and objectives for future operations; and

•	other factors listed from time to time in the reports and other documents that KNOT Offshore Partners files with the SEC.

All forward-looking statements included in this Report on Form 6-K are made only as of the date of this report. New factors emerge from time to time, and it is not possible for KNOT Offshore Partners to predict all of these factors. Further, KNOT Offshore Partners cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. KNOT Offshore Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in KNOT Offshore Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

EXHIBITS

The following exhibits are filed as part of this report:

Exhibit No.	Description

10.1	Term Facility Agreement, dated June 10, 2014, among Knutsen Shuttle Tankers XII KS, as borrower, and the other parties thereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNOT OFFSHORE PARTNERS LP

Date:	December 9, 2014	By:	/s/ ARILD VIK
			Name:	Arild Vik
			Title:	Chief Executive Officer and Chief Financial Officer